8/18

04036355

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hornbach Baumarkt

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

FILE NO. 82- 3729 FISCAL YEAR 2-29-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 8/18/04

Annual Report 2003/2004

HORNBACH-BAUMARKT-AG GROUP

82-3729
AR/S
2-29-04

RECEIVED
2004 AUG 18 A 11:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



HORNBACH

Es gibt immer was zu tun.

Consolidated Balance Sheet Structure

in € m



ASSETS
1,093
1,162
1,162
1,093
LIABILITIES
Liquid funds
23/49
Inventories, trade accounts receivable
and other assets
391/460
Long-term assets
679/654
Short-term liabilities
464/406
Long-term liabilities
335/337
Shareholders' equity
363/350
2.28.2003
2.29.2004
2.29.2004
2.28.2003

Earnings before interest, taxes, depreciation and amortization (EBITDA)



99 00
00 01
01 02
02 03
03 04
Financial year
0
20
40
60
80
100
120
140
in € m
IFRS
HGB



Ergebnis vor Steuern und a.o. Ergebnis



99 00
00 01
01 02
02 03
03 04
Financial year
0
5
10
15
20
25
30
35
40
45
50
in € m
IFRS
HGB

Key Group, Financial and Operating Information

Amounts shown in € m unless otherwise stated	Change in financial year 2003/2004 on previous year [7]	IFRS 2003/2004	2002/2003	2001/2002	2000/2001	1999/2000	HGB 1998/1999	1997/1998	1996/1997	1995/1996	1994/1995
Sales and earnings figures											
Net sales	**18.2%**	1,923	1,628	1,439	1,314	1,190	1,046	961	835	744	653
of which in other European countries	**44.4%**	611	424	317	266	213	140	68	29	–	–
Sales increase as % of net sales		18.2	13.1	9.5	10.5	13.7	8.9	15.1	12.1	13.9	22.2
Earnings before taxes and extraordinary expenses	**81.5%**	46	25	46	42	36	33	52	30	44	51
as % of net sales		2.4	1.6	3.2	3.2	3.0	3.1	5.4	3.6	5.9	7.8
Net income for the year	**93.3%**	28	14	30	23	15	31	33	11	20	24
as % of net sales		1.5	0.9	2.1	1.8	1.3	2.9	3.5	1.3	2.7	3.7
EBIT [1]	**44.7%**	67	46	65	64	55	48	68	41	49	50
as % of net sales		3.5%	2.8%	4.5%	4.2%	4.0%	4.0%	6.2%	4.3%	5.7%	6.6%
EBITDA [2]	**25.0%**	129	103	118	114	106	95	112	90	84	84
as % of net sales		6.7%	6.3%	8.2%	8.7%	8.9%	9.1%	11.7%	10.7%	11.3%	12.8%
Gross margin as % of net sales		35.9	35.3	36.4	36.2	36.4	37.4	38.0	38.0	37.6	38.3
Store expenses as % of net sales		28.8	28.9	29.1	28.5	28.9	29.3	28.2	30.1	28.4	27.6
Costs of central administration as % of net sales		3.7	4.0	4.1	3.8	3.7	4.2	3.6	3.4	3.0	2.9
Pre-opening expenses	**-31.9%**	13	19	9	9	12	13	11	15	11	10
as % of net sales		0.7%	1.1%	0.6%	0.7%	1.0%	1.2%	1.2%	1.8%	1.4%	1.6%
Cash flow figures											
Capital investments	**-47.5%**	73	140	120	78	115	127	140	124	110	124
Gross cash flow [3]	**31.4%**	108	83	100	93	87	80	97	79	80	85
Gross cash flow as % of net sales		5.6%	5.1%	6.9%	7.1%	7.3%	7.6%	10.0%	9.4%	10.7%	13.0%
Earnings potential [4]	**19.8%**	121	101	109	102	99	93	108	94	90	96
Earnings potential as % of net sales		6.3%	6.2%	7.6%	7.8%	8.3%	8.9%	11.2%	11.2%	12.1%	14.6%
Net cash flow [5]	**26.1%**	90	72	83	74	66	78	78	60	56	58
as % of net sales		4.7%	4.4%	5.8%	5.6%	5.6%	7.4%	8.1%	7.2%	7.5%	8.9%
Dividend payments	**0.0%**	13.1	13.1	13.1	13.0	13.0	13.0	13.0	13.0	13.0	13.0
Balance sheet and financial figures											
Balance sheet total	**6.3%**	1,162	1,093	1,020	840	789	698	671	578	521	428
Fixed assets	**-4.0%**	638	664	589	465	480	420	377	326	256	182
Inventories	**17.0%**	425	363	323	278	262	208	178	149	123	107
Liquid funds	**110.6%**	49	23	50	30	30	49	17	58	132	132
Shareholders' equity	**4.0%**	363	350	350	261	250	247	230	209	212	204
Shareholders' equity as % of balance sheet total		31.3	32.0	34.3	31.0	31.7	35.5	34.3	36.2	40.7	47.8
Inventory turnover frequency per year		3.1	3.1	3.0	3.2	3.2	3.4	3.7	3.9	4.1	4.4
Return on shareholders' equity in % based on net income for year	**89.6%**	7.9	4.1	8.6	8.3	6.9	5.2	10.5	7.2	10.8	14.8
Retail store data											
Number of stores		110	102	91	82	78	70	65	60	53	48
in Germany		83	78	75	70	67	62	62	58	53	48
in other European countries		27	24	16	12	11	8	3	2	–	–
Comparable store sales growth in %		5.2	1.5	1.4	2.5	3.2	-3.0	-1.4	-4.1	-3.0	3.1
Sales area in m² (based on BHB)	**10.0%**	1,115,900	1,014,685	887,427	791,429	733,267	637,231	552,856	487,958	405,547	340,947
Weighted average net sales per m² in €	**6.2%**	1,804	1,699	1,705	1,729	1,745	1,746	1,829	1,911	1,999	2,153
Average store size in m²	**2.0%**	10,145	9,948	9,752	9,652	9,401	9,103	8,505	8,133	7,652	7,103
Weighted average sales per store		18.3	16.9	16.6	16.7	16.4	15.9	15.6	15.5	15.3	15.3
Other information											
Employees – annual average in full-time equivalents	**13.9%**	8,499	7,464	6,733	6,122	5,494	4,926	4,529	3,899	3,354	2,833
Sales per employee in € 000s	**3.8%**	226	218	213	215	217	212	212	214	222	231
Number of shares		15,011,500	15,011,500	15,011,500	15,011,500	15,011,500	15,011,500	15,000,000	15,000,000	15,000,000	1,500,000
EBITDA per share	**25.0**	8.61	6.89	7.88	7.60	7.09	6.35	7.48	5.98	5.60	55.97
Earnings per share in € [6]	**93.8**	1.86	0.96	1.99	1.42	1.15	0.83	1.54	1.01	1.50	19.46

1) Earnings before interest and taxes
2) Earnings before interest, taxes, depreciation and amortization
3) Earnings before taxes and extraordinary expenses, plus depreciation
4) Gross cash flow, plus pre-opening expenses
5) Net income for the year, plus depreciation
6) Prior to 2001/2002 financial year: DVFA/SG earnings
7) Percentage change based on nearest € 000s



Contents

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HORNBACH Baumarkt-AG Annual Report

2003 2004





HORNBACH: The Growth Principle

What started as a slater's business in Landau in the South-Western Germany in 1877 is now, five HORNBACH generations later, one of the most successful companies in its sector with 110 DIY megastores with garden centers across Europe. Organic growth coupled with an attractive retail format at first-class locations have made HORNBACH-Baumarkt-AG what it is today – Germany's market leader in the segment of DIY megastores with garden centers.

Company Profile

Company Profile

HORNBACH is the market leader in the Segment of DIY megastores with garden centers.

The HORNBACH Group is characterized by its ability to respond to the challenges of trading in DIY, home improvement and garden products and to set new standards in the process.

Since 1877, five generations of the Hornbach family have been active in almost all areas of the construction sector – in the building trade, as manufacturers of prefabricated components and since 1900 as builders merchants.

As one of the pioneers in Germany and Europe, HORNBACH opened its first DIY store in 1968 and combined it with a garden center – at its time unique in Europe. This combination has since developed to become a European standard in the DIY sector today.

In the second half of the 80s, and especially since 1990, HORNBACH has added a new dimension to the market with its concept of large DIY and home improvement megastores with garden centers. Today, an impressively presented range of around 50,000 top quality DIY and gardening articles is available to DIY customers in spacious stores and at permanently low prices. Well-trained, service-oriented employees make the customers the focus of their activities. As of February 29, 2004, HORNBACH-Baumarkt-AG operated 110 DIY megastores with garden centers across Europe.

The consistent implementation of the company's concept, coupled with the high expectations it places in the quality of its locations, its stores, its product range and employees, have facilitated the dynamic growth witnessed by the company in recent years and form the basis for further expansion. With an average sales area of around 10,150 m^2 per store, HORNBACH is the market leader among the operators of DIY megastores with garden centers in Germany. Moreover, the company's sales area productivity is higher than that of any of its competitors in Germany. At € 1,923 million, HORNBACH's net sales in the 2003/2004 financial year also clearly place the company among the top players in the market.

Following the company's successful entry into the Austrian market in August 1996, it has consistently pressed ahead with its expansion into neighboring European countries. Stores have subsequently been opened in the Netherlands, Luxembourg and the Czech Republic. The first two HORNBACH DIY megastores with garden centers in Switzerland were opened during the 2002/2003 financial year. HORNBACH celebrated its première in Sweden in



October 2003. As of February 29, 2004, the company was operating a total of 27 DIY megastores with garden centers outside Germany. Its international share of sales will continue to grow in the future. Opportunities for growth within Germany will nevertheless also be pursued.

HORNBACH-Baumarkt-AG is a publicly listed stock corporation. The ordinary shares of the company (ISIN DE0006084403) are listed on the German stock exchange and have been admitted to the subsection of the official market involving additional admission obligations (the "Prime Standard"). Some 80% of the approximately 15 million ordinary shares in the company are held by HORNBACH HOLDING AG, while around 14.5% are owned by independent shareholders. The British retail group Kingfisher plc owned around 5.5% of the shares at the reporting date.

Development of Sales at HORNBACH DIY Megastores with Garden Centers


94/95
95/96
96/97
97/98
98/99
99/00
00/01
01/02
02/03
03/04
Financial Year
0
200
400
600
800
1000
1200
1400
1600
1800
2000
in € m (net)

HORNBACH DIY megastore and garden center in Gothenburg, Sweden: with a sales area in excess of 14,000 m², it is one of the Group's flagships.





Tough Times Bring Out True Strengths.

HORNBACH saw a significant improvement in its earnings for the 2003/2004 financial year. That's no surprise to us, but rather the result of the right strategy. The fact that we consistently made targeted investments in the past, even in challenging times, is now more than paying off. It strengthens us for the future.

To Our Shareholders

Dear shareholders,

Virtually no subject in the German retail sector in 2003 was more controversial than that of price wars and discount battles. In many cases, the selection of a whole range of marketing instruments with martial overtones was seen as a proven means of reacting to consumers' reluctance to make purchases. But the benefits thereby gained by the players in question were hardly worth mentioning. There was no trace of any party mood in the retail sector. The opposite was the case. What made these campaigns mostly backfire?

Consumers still feel anxious due to the state of the employment market and large-scale structural problems, such as the pension and health insurance systems and the tax reform. Now that the after-effects of the introduction of the Euro have largely been absorbed, consumers long to be able to shop intuitively and without having to constantly brood over the prices. They want predictable prices. And they want to be treated as mature partners of the economy and to be able to make their own decisions as to when and how they want to spend their money. In short, consumers are in search of security. That cannot be provided by any discount race.

Various DIY store operators were also among those in 2003 to try their luck with highly publicized pricing campaigns aimed at overcoming the persistent downturn in consumer spending. This all threatened to overshadow the fact that prices in themselves are not enough to generate sustainable growth. They rather form just one part of a sophisticated overall concept. Of greatest importance is a clear profile. This in turn requires appropriate structures. HORNBACH has taken an unambiguous stance in this respect.

Price leadership successfully established

We are the only large DIY store operator in Germany to pursue an ongoing no-compromise permanent low-price strategy. It has taken a great deal of effort and persistence over the past four or five years to establish ourselves as the price leaders in the eyes of home improvement customers and garden lovers, and this in spite of numerous predictions that we would not succeed in doing so. Such a strategy clearly involves more than merely cosmetic price adjustments.

Well-structured international procurement activities, the right product mix, the successful development of private labels and an optimal logistics chain between suppliers and the DIY megastores with garden centers – these are the tools we have used to fine-tune our prices. This also explains how we managed to achieve a slight improvement in our gross margin in spite of the intense competition during the 2003/2004 financial year and despite the fact that we once more reduced our annual average retail prices.

In this respect, I should also like to say a few words on our cooperation with Europe's largest DIY group - Kingfisher plc. I personally am truly enthusiastic about the nature and spirit of this alliance. Each party contributes its strengths to the partnership. We work particularly closely together in the area of merchandising/imports, the development of private labels, in the field of IT and logistics and in the pooling of expansion expertise. It was already clear by last year that the bundling of procurement volumes for imports from the Far East (Global Sourcing) has impacted positively on the development of our gross margin.

In terms of pricing strategies, a crucial distinction should be made between a company having the market power to reduce its prices to favorable levels on an ongoing basis and those companies which reduce their retail prices periodically in the absence of any convincing concepts in order to give their customers the temporary impression that this is the case. It makes a difference not only to the consumers' perception of the company, but also to its operations. Whereas a well-designed permanent low-price strategy also pays off in terms of margins, short-sighted bargain-driven ideology results in the erosion of earnings power in the medium term.

Highest sales area productivity in the German DIY segment

As the market leader in the segment of combined DIY stores and garden centers with sales areas in excess of 10,000 m^2, HORNBACH enjoys considerable advantages over its most significant competitors. Our DIY megastores with garden centers are selling machines which are predestined to generate high levels of sales. From the perspective of the customers, the attractiveness of our DIY megastores with garden centers constitutes a key purchasing criterion. This attractiveness is an overall package which is closely related to the size and location of the store. Home improvement customers like to be able to find sufficient quantities of the products they require for their projects from among a competently compiled product range in a pleasant shopping environment. Our megastores, which have an average sales area of more than 10,000 m^2, are therefore well able to generate by far the highest level of sales per store and per square meter in the sector. Moreover, it should be noted that large stores are significantly cheaper to operate in terms of overhead costs than smaller stores, provided that they generate sufficiently high sales area productivity.

This concept must of course be complemented by well-qualified service and the right pricing policies. It should therefore be clear that pricing is by no means the only success factor in the retail business.

As can be seen from the figures for the 2003/2004 financial year, we are on the right course with our strategy. HORNBACH once more generated higher levels of like-for-like sales growth in 2003 than the overall DIY sector in Germany. It should also be noted that the sales growth reported by the overall sector would certainly have been weaker if it had not been for the aggressive price campaigns. However, they had no impact on the performance of HORNBACH.

Significant improvement in earnings

We have further expanded our market share in Germany, as well as in other European countries. Like-for-like sales showed stronger growth than at any time in the past ten years. In combination with the improved margins outlined above and the earnings contributions made by new HORNBACH stores, this resulted in the significant improvement in the earnings position of the HORNBACH-Baumarkt-AG Group expected following the unusually poor results in the previous year. "We are back on track" – these are the words we choose to describe this development to international shareholders and the media. We have by no means reached all of our goals yet, but the direction which our ongoing organic and profitable growth will take is clearly marked.

In view of our strengthened market position, the passionate commitment shown by our employees, the confidence inspired by our concept, which is continuously enhanced by further innovations, I am confident that we will continue to reach our targets in future.

Steffen Hornbach

Chairman of the Board of Management

HORNBACH's Share of the German DIY Market
(market share in %)



7
6
5
4
3
2
1
0
99|00
00|01
01|02
02|03
03|04


NOPI NOPI NOPI

Success is the Measure of All Things.

The capital markets heaved a sigh of relief in the past year. This revival in the market climate also provided impetus to the HORNBACH-Baumarkt share price. But its increase was no less a result of the robust development of our activities over the past year.

A success story appropriately named DIY – Do It Yourself!

The HORNBACH-Baumarkt Share

The HORNBACH-Baumarkt Share


Share price performance: March 1, 2003 to February 29, 2004 (base: 03.01.2003)
180
160
140
120
100
80
60
March
April
May
June
July
August
September
October
November
December
January
February
2003
2004
HORNBACH-Baumarkt-AG (Xetra)
SDAX
MDAX
DAX

Following three years of decline, the international share markets began to show positive developments once again in 2003. Yet the beginning of the stock exchange year was marred by considerably negative omens. The downturn which had lasted since early 2000 initially continued in the first quarter of the year. Upon the conclusion of the Iraq conflict and in view of the improvement in global economic prospects, however, there was a return in investor confidence. Rising earnings expectations led to significant increases in share prices, a trend which was particularly marked in the Eurozone and on the German stock exchange. The DAX rose by 58% during the reporting period (March 1, 2003 to February 29, 2004). The MDAX climbed by 71% over the same period and the SDAX by an even more impressive 74%. The share of HORNBACH-Baumarkt-AG, which had proven to be comparatively immune to the upward and downward fluctuations of the overall market in response to economic developments, was also able to gain ground. Its share price rose by around 36% during the period under report.

This development was primarily attributable to the positive news released by the company in the context of its quarterly reporting activities. However, the patience of our shareholders was severely tried until the end of March 2003. A revised earnings forecast for the 2002/2003 financial year issued on March 25, 2004 in the course of the compilation of the financial statements put the price of the HORNBACH-Baumarkt-AG share under pressure. The annual low was recorded at € 16.50 on April 8, 2003. The price rallied upon publication of pleasing results for the first quarter of 2003/2004, rising within two months to its annual high of € 28.99 on August 26, 2003. Following temporary profit-taking, the share rose once more to a level of more than € 27.00. At the close of trading on the reporting date on February 29, 2004, the share was quoted at € 27.60 on the Xetra trading platform (previous year: € 20.23).



As part of our investor relations activities, we provided shareholders, analysts, the financial press and the general public with prompt information as to business developments at HORNBACH-Baumarkt-AG. Furthermore, quarterly reports, annual reports, press releases and additional financial information were published on the internet in English and German (www.hornbach.com). The company's homepage was extended to include detailed share price data and charts, as well as historic share price data and download possibilities.

There has been a marked increase in interest in HORNBACH and its unique trading format, which is attributable on the one hand to the company's pleasing results for the past year and on the other to the general recovery witnessed by the DIY sector in an otherwise weak retail environment. The annual general meeting, the financial statements press conference, the DVFA analysts conference and discussions with investors in Germany and abroad provided HORNBACH with the opportunity for intensive dialogue with the capital markets. These discussions focused not only on the current earnings figures, but also on the strategy and market position of HORNBACH and on the Group's future growth potential. By means of intensive communication with the capital markets, we aim to increase the number of company studies once more (equity research). HORNBACH has a clear focus on organic growth with its DIY megastores with garden centers in Europe and its concept has proven to be successful on an international basis.

Long-term Investment with High Dividend

The share of HORNBACH-Baumarkt-AG (ISIN DE0006084403) is a solid long-term investment with a high dividend and intrinsic value. Some 80% of the approximately 15 million ordinary shares in HORNBACH-Baumarkt-AG are held by its parent company, HORNBACH HOLDING AG, while around 14.5% are owned by independent shareholders. The British retail group Kingfisher plc, with which HORNBACH entered a strategic alliance at the end of 2001, holds around 5.5% of the shares.

In line with the index system of the German stock exchange, HORNBACH-Baumarkt-AG is admitted



Financial Calendar for 2004

June 25, 2004	Press Conference 2003/2004 DVFA Analyst Meeting Interim Report as of May 31, 2004
September 02, 2004	Annual General Meeting of HORNBACH-Baumarkt-AG Frankfurt am Main
September 30, 2004	Interim Report as of August 31, 2004
December 21, 2004	Interim Report as of November 30, 2004

HORNBACH
Es gibt immer was zu tun.

for trading in the Prime Standard (a sub-section of the official market involving additional admissions requirements). The company's listing in the Prime Standard obliges it to meet a high level of transparency standards. The share was listed in the SDAX until June 20, 2004. Admission to this index is based on the criteria of stock market turnover and market capitalization. Following a ranking review undertaken by the German stock exchange in May 2004, HORNBACH-Baumarkt-AG was no longer able to fulfill the stock market turnover criterion on account of its low level of trading volume. The parent company HORNBACH HOLDING AG, which is also a publicly listed company, will continue to be listed in the SDAX.

Key Figures for the HORNBACH-Baumarkt-AG Share (IAS)		2003/2004	2002/2003
Nominal value of share	€	3.00	3.00
Dividend	€	0.87	0.87
IFRS earnings per share	€	1.86	0.96
Total dividend payment	€ 000s	13,060	13,060
Shareholders' equity per share	€	24.21	23.28
Market capitalization*	€ 000s	414,317	303,683
Share price (Xetra)*	€	27.60	20.23
12-month high	€	28.99	30.00
12-month low	€	16.50	20.23
Shares issued	Number	15,011,500	15,011,500
Price/earnings ratio*		14.8	21.1

* at the end of the financial year (the last day in February)



Corporate Governance

Background

High-quality and responsible corporate governance are accorded the greatest priority at HORNBACH-Baumarkt-AG. The German Corporate Governance Codex was initially prepared by an independent commission in 2002 upon the instigation of the Federal Government. The Codex incorporates the principal legal requirements in respect of the management and supervision of German publicly listed stock corporations and contains nationally and internationally recognized standards of good and responsible corporate management. HORNBACH-Baumarkt-AG is in compliance with the extended version of the Codex published in July 2003 with the following exceptions: the disclosure of the remuneration of the Board of Management and the Supervisory Board on an individual basis, the setting of an age limit for members of the Supervisory Board, the recommendation that the Supervisory Board should include no more than two former members of the Board of Management, the setting of parameters of comparison for the share option program and the recommendation that the consolidated financial statements be made available to the general public within 90 days of the end of the financial year.

At their meeting on November 26, 2003, the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG submitted their statement in respect of the recommendations of the German Corporate Governance Codex pursuant to Section 161 of Stock Corporation Law (AktG) and made this statement available to shareholders on the company's homepage. The complete statement has been published on Page 22/23 of this report.

The Supervisory Board

The Supervisory Board of HORNBACH-Baumarkt-AG consists of 12 members and, in line with the Law on Codetermination, includes equal numbers of shareholder and employee representatives. The shareholder representatives are elected by the Annual General Meeting and the employee representatives by the employees. In the event of a parity of votes in the Supervisory Board, the Chairman of the Supervisory Board shall have the decisive vote in the second round, should such renewed voting also produce a parity. The Supervisory Board monitors the management of the company and provides ongoing advice to the Board of Management. It appoints the members of the Board of Management, dismisses them and is responsible for the conclusion of, amendments to and termination of employment contracts with members of the Board of Management. Any measures proposed by the Board of Management which could have a fundamental impact on the net asset, financial or earnings situation of the company require the prior consent of the Supervisory Board. The Code of Procedure for the Supervisory Board contains a catalogue of those transactions and measures requiring such consent. This list of transactions requiring consent may at any time be extended or reduced by resolution of the Supervisory Board.

The members of the Supervisory Board are exclusively obliged to safeguard the interests of the company. They are not dependent on any assignments or instructions. They may not pursue any personal interests when making decisions, neither may they exploit business opportunities available to the company for their personal benefit. The members of the Supervisory Board are



obliged to disclose any conflicts of interest to the Chairman of the Supervisory Board, in particular any such conflicts of interest arising due to their fulfilling any advisory, executive or supervisory role at customers, suppliers, lenders or other business partners of the company. Any conflicts of interest in relation to a member of the Supervisory Board which are substantial and not merely temporary shall result in a termination of the relevant Supervisory Board mandate. Advisory agreements and other service or work contracts to be concluded between a member of the Supervisory Board and the company require the prior consent of the Supervisory Board. The Supervisory Board has established the following committees:

- Mediation Committee
- Personnel Committee
- Audit Committee

The members of the respective committees are listed on Page 42 of this report.

The Board of Management

The Board of Management of HORNBACH-Baumarkt-AG currently consists of five members and has a Chairman. The Board of Management of HORNBACH-Baumarkt-AG has a self-imposed Code of Procedure. Its members are jointly responsible for the management of the company's business. The Board of Management provides timely and comprehensive information to the Supervisory Board on a regular basis. This information includes all questions of relevance to the company in respect of planning, business development, the risk situation and risk management. Furthermore, it presents the group investment, financial and earnings budgets both for the forthcoming financial year and for the medium term (five years) to the Supervisory Board. The Chairman of the Board of Management provides immediate report to the Chairman of the Supervisory Board of any significant events which are of material relevance for any assessment of the situation and development of the company, as well as of its management. Transactions and measures requiring the consent of the Supervisory Board are presented to the Supervisory Board in good time. Members of the Board of Management are obliged to disclose any conflicts of interest to the Supervisory Board without delay and to inform the other members of the Board of Management of such conflicts. Members of the Board of Management may only pursue secondary occupations, in particular Supervisory Board mandates outside the group, with the permission of the Chairman of the Supervisory Board.

Remuneration of the Board of Management and the Supervisory Board

The compensation of the Board of Management consists of fixed and variable components. The remuneration system consists of an agreed fixed annual salary which is paid in equal monthly part-payments. Furthermore, the members of the Board of Management receive an annual bonus which is paid upon the consolidated financial statements being approved by the Supervisory Board. The size of the annual bonus is based on the level of consolidated annual net income. Share options were allocated in four tranches to the members of the Board of Management within the framework of the 1999 share option program. Further details concerning the share option program have been provided on Page 84 of this report. The remuneration of the Board of Management for the 2003/2004 financial year has been disclosed in the notes to the consolidated financial statements, broken down into fixed components, performance-related components and components of a long-term incentive nature. Furthermore, the notes include further details as to the 1999 share option program at HORNBACH-Baumarkt-AG. As is the case at most German publicly listed companies, the remuneration of the members of the Board of Management has not been disclosed on an individual basis.

In line with the Articles of Association, the remuneration of the members of the Supervisory Board consists of a fixed component and a variable component based on the dividend. The Chairman and the Deputy Chairmen, as well as the members and Chairmen of the Supervisory Board committees, receive additional remuneration. The remuneration of the Supervisory Board has been disclosed in the notes to the consolidated financial statements, broken down into its fixed and variable components. The remuneration of individual members of the Supervisory Board may be derived from the Articles of Association and the disclosures in the notes to the consolidated financial statements and has therefore not been disclosed separately.

The Annual General Meeting

The shareholders of HORNBACH-Baumarkt-AG exercise their rights, including their voting rights, at the Annual General Meeting. They are informed at regular intervals of all significant dates by means of the financial calendar published in the annual report, in the quarterly reports and on the homepage of the company. The Annual General Meeting is generally chaired by the Supervisory Board Chairman.

Accounting and Auditing

The financial statements of the HORNBACH-Baumarkt Group are compiled in accordance with International Financial Reporting Standards (IFRS). The individual financial statements of HORNBACH-Baumarkt-AG are compiled in accordance with the German Commercial Code (HGB). In line with legal requirements, the auditor is elected by the Annual General Meeting. The Audit Committee prepares the Supervisory Board proposal to the Annual General Meeting with regard to the auditor to be elected. HORNBACH-Baumarkt-AG has a risk management system which is continuously developed and adjusted to any changes in underlying conditions. The functionality of the risk management system is reviewed by the auditors.

Transparency

The company's shareholders, all capital market participants, financial analysts, shareholder associations and the media are provided with up-to-date information at regular intervals with regard to the situation of the company and to any material alterations in its business situation. The internet constitutes the principal means of communication for such information.

The situation and results of HORNBACH-Baumarkt-AG are reported by means of:

- Quarterly reports
- The annual report
- The annual financial results press conference
- Telephone conferences
- Events with financial analysts in Germany and abroad.

The dates of relevance to the company's regular financial reporting activities have been summarized in the financial calendar published on the internet at www.hornbach.com. In addition to these regular reporting activities, any facts arising at HORNBACH-Baumarkt-AG which are likely to have a significant influence on the price of the company's share are published in the form of ad hoc announcements. In accordance with Section 15a of the Securities Trading Law (WpHG) and Point 6.6 of the German Corporate Governance Codex, members of the Board of Management and the Supervisory Board of HORNBACH-Baumarkt-AG are required to disclose any purchase or sale of shares in HORNBACH-Baumarkt-AG. The disclosures received by HORNBACH-Baumarkt-AG during the 2003/2004 financial year were published without delay on the company's homepage.

Statement of the Board of Management and the Supervisory Board of HORNBACH-Baumarkt-AG concerning the German Corporate Governance Codex pursuant to Section 161 of Stock Corporation Law (AktG)

Statement of Compliance with the German Corporate Governance Codex

The Board of Management and Supervisory Board of HORNBACH-Baumarkt-Aktiengesellschaft hereby declare in accordance with Section 161 of Stock Corporation Law (AktG) that the recommendations of the "German Corporate Governance Codex" government commission, as outlined in the version dated November 7, 2002 and published in the electronic Federal Gazette on November 26, 2002, were in principle fulfilled since the initial statement of compliance made on November 27, 2002 up to the new version of the German Corporate Governance Codex dated July 4, 2003. Application was not made of the recommendations included in Points 5.4.1 clause 2, 5.4.2 and 7.1.2 clause 2 of the German Corporate Governance Codex.

Since July 4, 2003, the recommendations of the government commission, as outlined in the version dated May 21, 2003 and published in the electronic Federal Gazette on July 4, 2003, have been and are in principle fulfilled. Application has not been made and is not made of the recommendations included in Points 4.2.3 clause 5 and clause 7, 4.2.4 clause 2, 5.4.1 clause 2, 5.4.2, 5.4.5 clause 6 and clause 7 and 7.1.2 clause 2.

The deviations mentioned have arisen on account of the following considerations:

a) Point 4.2.3:
In Point 4.2.3 clause 5, the Codex recommends that share options and similar arrangements be based on sophisticated parameters of comparison. The share option program established in 1999 for HORNBACH-Baumarkt-AG does not include any parameters of comparison. It merely lays down a hurdle for exercising such options. Any future share option plans will take account of appropriate parameters of comparison. In Point 4.2.3 clause 7, the Codex further recommends that the Supervisory Board should agree a cap for any extraordinary unforeseen developments. Such a cap is not


HORNBACH

included in the share option plan dating from 1999 at HORNBACH-Baumarkt-AG, which in any case only provides for a relatively small allocation of options to members of the Board of Managment.

b) Point 4.2.4:
Point 4.2.4 clause 1 recommends that the remuneration of the members of the Board of Management be reported in the notes to the consolidated financial statements, broken down into fixed salary, performance-related components and components of a long-term incentive nature. Point 4.2.4 clause 2 further recommends that such disclosures be made on an individual basis. On account of the overall level of remuneration for the Board of Management, which in our opinion is appropriate, we do not consider the disclosure of individual remuneration packages to be necessary.

c) Point 5.4.1:
The recommendations in Point 5.4.1 clause 2 of the Codex include the setting of an age limit for members of the Supervisory Board. This recommendation has not been and is not followed. With the election of the longstanding former members of the Board of Management, Albert Wilhelm and Otmar Hornbach, to the Supervisory Board, we have secured a great pool of experience and competence for the benefit of the company. Their re-election at the Annual General Meeting held on August 28, 2003 demonstrates that our shareholders are of the same opinion.

d) Point 5.4.2:
The recommendations in Point 5.4.2 of the Codex include the recommendation that no more than two former members of the Board of Management should sit on the Supervisory Board. This recommendation has not been and is not followed, since the members of the Supervisory Board include Albert Wilhelm, Albrecht and Otmar Hornbach, three former members of the Board of Management of HORNBACH-Baumarkt-Aktiengesellschaft. It should be acknowledged, however, that Albrecht Hornbach is simultaneously Chairman of the Board of Management of HORNBACH HOLDING Aktiengesellschaft and thus represents the interests of the parent company.

e) Point 5.4.5:
In Point 5.4.5 clause 6, the Codex recommends that the remuneration of members of the Supervisory Board be reported in the notes to the consolidated financial statements on an individual basis and broken down into its constituent components. On account of the overall level of remuneration, which in our opinion is appropriate, we do not consider the disclosure of individual remuneration packages to be necessary. In Point 5.4.5 clause 7, the Codex further recommends that any remuneration paid or benefits granted by the company to members of the Supervisory Board for any services rendered personally, especially advisory and mediation services, are to be reported in the notes to the consolidated financial statements on an individual basis. HORNBACH-Baumarkt-AG makes use of the opportunity of drawing on the expertise of members of the Supervisory Board in specific areas. Such cooperation is undertaken on the basis of insubstantial (symbolic) remuneration. We see no need to provide individual disclosures in this respect.

f) Point 7.1.2:
In Point 7.1.2 clause 2, the Codex recommends that the consolidated financial statements be made available to the public within 90 days of the end of the financial year. We have deviated and continue to deviate from this recommendation. Following the successful introduction of SAP and the implementation of the resultant organizational changes, which are scheduled to take place during 2004, we nevertheless intend to publish our consolidated financial statements within 90 days. This is expected to be possible for the first time for the consolidated financial statements for the 2004/2005 financial year. In Point 7.1.2 clause 2, the Codex further recommends that interim reports be made available to the public within 45 days of the end of the reporting period. We already meet the requirements of this recommendation.

Bornheim, November 26, 2003

HORNBACH-Baumarkt-Aktiengesellschaft
The Supervisory Board The Board of Management



Net result:

Homework Successfully Completed – Great Opportunities Ahead.

We won't keep you waiting for the good news – HORNBACH-Baumarkt-AG saw significant increases in its sales and earnings figures for the 2003/2004 financial year. And this was not only due to the successful openings of new megastores in Germany and abroad. Our established DIY megastores with garden centers were also awarded the top grade. Our goal for the future – more of the same!

Group Management Report

Group Structure of HORNBACH-Baumarkt-AG


HORNBACH
BOUWMARKT&TUINCENTRUM
INGANG

**HORNBACH-Baumarkt-AG*
Bornheim**

- 83 DIY megastores with garden centers in Germany
- HORNBACH International GmbH Bornheim: 27 DIY megastores with garden centers in other European countries
  - HORNBACH Baumarkt GmbH, Wiener Neudorf, Austria — 11 megastores
  - HORNBACH Holding B.V., Amsterdam, Netherlands — 8 megastores
  - HORNBACH Baumarkt CS spol s.r.o., Prague, Czech Republic — 4 megastores
  - HORNBACH Baumarkt Luxemburg S.à.r.l., Bertrange, Luxembourg — 1 megastore
  - HORNBACH Baumarkt (Schweiz) AG, Oberkirch, Switzerland — 2 megastores
  - HORNBACH Byggmarknad AB, Gothenburg, Sweden — 1 megastore
  - HORNBACH Baumarkt SK spol s.r.o., Bratislava, Slovakia

* plus further subsidiaries as depicted in complete overview provided on Page 56

Status: February 29, 2004

Group Management Report

Global Upturn Gains Momentum

The global economy and the international financial markets began 2003 in a state of great uncertainty due to the Iraq conflict and the SARS virus among other factors. From the middle of 2003 onwards, however, economic growth in the USA and South-East Asia, as well as the stabilization seen in Japan and in the emerging economies in Central and Eastern Europe, provided the foundation for an economic upturn. This was assisted by favorable financing conditions, companies' efforts to increase their competitiveness and moderate price developments. The general growth trend was not even affected by fundamental issues, such as the macro-economic disequilibrium in the USA, the persistent structural problems in Europe or the significant appreciation of the euro against the US dollar since the end of 2003. However, the development of the exchange rate is the subject of increasing concerns regarding economic growth in the Eurozone, which continued to lag significantly behind the USA in 2003. The euro appreciated by more than 20% against the US dollar during 2003 and by January and February 2004 had reached record highs in the range of $ 1.28 to $ 1.29.

The long-term decline in share prices came to an end upon the conclusion of the Second Gulf War, assisted by positive corporate earnings figures. The key indices were able to recover in 2003 from the blows received in the previous years. The Dow Jones concluded the year at 21% above its opening value. The Euro Stoxx 50 rose by 22% during the year. The DAX reported even higher growth of 28%.

Stagnation in Germany

The German economy stagnated once again in 2003, although there was a tentative improvement in the economic outlook in the second half of the year. The Federal Statistics Office reported a slight decline of 0.1% in the gross domestic product (GDP) in real terms for the 2003 financial year compared with the previous year. Together with 1993 (minus 1.1%), 2003 was therefore the second year since reunification in which there was a decline in overall economic performance.

Domestic demand was once again the weak point in the overall economy in the past year. The freezing of the level of gross fixed capital investments continued for the third consecutive year. Investment in equipment declined by 3.0% in real terms on the 2002 financial year. Capital spending on construction fell by 3.4% over the same period. The latter figure reflects the subdued state of the construction sector, which nevertheless saw a stabilization in the course of 2003. However, no sustainable improvement is visible as yet, given that the rise in private house construction projects is counterbalanced by the ongoing restraint on the part of commercial and public clients.

Domestic demand was once again the **weak point** in the overall economy in 2003.

According to the Federal Statistics Office, the number of construction projects completed in Germany in 2003 fell by 7.4%. There was also a decline in the number of new detached and semi-detached houses completed (minus 2.5% and 11.4% respectively). By contrast, the number of building permits issued for apartments rose by 8.3% over the same period. This increase may well be largely attributable to such projects being brought forward in connection with the owner-occupied subsidy for detached and semi-detached houses.

Private consumption expenditure declined by 0.1% in real terms in 2003, marking the first decline over two consecutive years since the early eighties. The deterioration of the employment market was primarily responsible for the persistent restraint exercised by consumers. The national annual average unemployment rate rose by 0.7 percentage points compared with the previous year to 10.5% (West: 8.4%, East: 18.5%). Based on standard European measures, the unemployment rate amounted to 9.3% (2002: 8.6%). At the same time, disposable incomes stagnated in real terms. The savings quota rose during 2003 from 10.6% to 10.8%. Consumer prices remained largely stable in 2003, with inflation amounting to 1.1%. However, prices received upward momentum at the beginning of 2004 due to the rise in patient contributions in the context of the reform of the health system.

The economic recovery seen in Germany at the end of 2003 and the revival forecast for 2004 have clearly brought about a change for the better. In this respect the revival in investment activities and rising levels of incoming orders received by industry are particularly positive. Moreover, the German export economy is profiting from the global up-turn in spite of the high euro exchange rates.

One large question mark remains as to the future propensity of German consumers to consume. According to surveys undertaken by the Company for Consumer Research (GfK) in Nuremberg, this has largely stagnated in the first three months of 2003. This is attributable in part to the uncertainty as to how the political confusion surrounding tax, pension and health system reforms will impact on private income levels.

Home improvement is witnessing a **revival** in customers' favor.

Home Improvement Growth in Weak Retail Environment

The German retail sector was plagued once again in the past year by the high level of unemployment, the wasting of the opportunity provided by the acceleration of the tax reform due to ongoing arguments surrounding reforms and the discount battles fought out in reaction to the reluctance of consumers to make purchases. The sales figures reflect the ongoing stagnation. Based on figures released by the Federal Statistics Office, retail sales (excluding automobile retail and gas stations) fell once more in 2003 by 0.7% in nominal terms (2002: minus 2.0%) and by 0.8% (2002: minus 2.3%) in real terms.

The DIY and home improvement retail segment constituted one of the few exceptions able to escape the negative sales trend in the non-food retail sector. The Federal Association of German Home Improvement, DIY and Specialist Garden Stores (BHB) initially forecast a 2% drop in sales for the overall year. Starting in the second quarter, however, home improvement witnessed a renaissance in the favor of its customers. By the end of the year, the BHB reported markedly positive like-for-like sales growth (excluding newly opened stores) of 2.1% (2002: minus 3.1%).

It should be noted, however, that the statistical sales growth figure is greatly distorted by the large-scale discount campaigns at some DIY chains. There is no doubt that the backlog of renovation built up over many years also played a part, with consumers once again implementing their own solutions for their houses, flats and gardens. The concept of "homing", i.e. the rediscovery of one's own home as a focal point of social life, also contributed to this development. Moreover, the media have helped to increase the popularity of home improvement, with DIY being featured in numerous entertainment series.

In 2003 there were around 4,250 DIY stores in Germany. DIY stores with sales areas of more than 1,000 m^2 increased their sales by around 3% to €17.27bn (2002: minus 0.6% to € 16.76bn). DIY stores with sales area of less than 1,000 m^2 managed to stop the decline in sales seen in previous years and maintain their sales at € 4.27bn, the same level as in 2002. The market volume of all DIY and garden stores in Germany relevant for the measurement of market share therefore grew from € 21.03bn in the previous year to € 21.54bn (plus 2.4%) in 2003.



HORNBACH Increases Consolidated Sales by 18%

As in the previous year, HORNBACH-Baumarkt-AG was once more able to report stronger growth in the past financial year (March 1, 2003 to February 29, 2004) than its competitors in the German DIY segment. Consolidated sales (excluding sales tax) rose by 18.2% during the year under report from € 1.628bn to € 1.923bn.

Around 68% of the sales (previous year: 74%) were generated at the DIY megastores with garden centers operated by HORNBACH-Baumarkt-AG in Germany. Their net sales rose by 8.9% to € 1.312bn (previous year: € 1.204bn). The growth rate therefore remains considerably above the German sector average (2.4%). At February 29, 2004, the sales areas of all 83 outlets in Germany amounted to more than 805,000 m², with an average German store size of 9,702 m².

The 27 HORNBACH DIY megastores with garden centers in operation outside Germany at the reporting date – in Austria (11), the Netherlands (8), Luxembourg (1), the Czech Republic (4), Switzerland (2) and Sweden (1) – increased their net sales thanks to the accelerated pace of expansion in the previous year by 44.4% from € 424m to € 611m. The share of consolidated sales generated by the international stores rose to around 32% in the year under report (previous year: 26%). The average sales area of the international HORNBACH stores amounted to 11,506 m² as of the reporting date.

HORNBACH opened a total of eight DIY megastores with garden centers during the year under report. In Germany, stores took up operations in Schwetzingen, Datteln, Berlin (2) and in Sindelfingen. In other European countries, stores opened their doors in Nieuwegein (Netherlands), Leoben (Austria) and at the first Swedish location in Gothenburg.

At the end of the 2003/2004 financial year, a total of 110 DIY megastores with garden centers were in operation across the Group (previous year: 102). With total sales areas of 1,115,900 m², the average sales area per store amounted to 10,145 m² (previous year: 9,948 m²). As far as we are aware, this makes HORNBACH the only DIY company in Europe to have a store network with an average store size in excess of 10,000 m².

With effect from February 20, 2004, HORNBACH-Baumarkt-AG took over all the shares in Lafiora HORNBACH Florapark GmbH from HORNBACH HOLDING AG. The acquisition price was determined on the basis of a current market valuation undertaken by independent third-party surveyors. A retrospective merger as of March 1, 2004 is scheduled to take place in the course of the 2004/2005 financial year. The business concept of the Lafiora garden centers as a standalone sales channel is being discontinued. The company operates four standalone garden centers, which are being integrated into the organization of HORNBACH-Baumarkt-AG.

Like-for-like Sales Growth of 5.2%

HORNBACH maintained its growth trajectory during the year under report even if the newly opened stores are not taken into consideration. Sales on comparable sales areas improved by 5.2% across the Group during the 2003/2004 financial year (previous year: 1.5%). This is the best figure for ten years. In the first quarter (March to May 2003), HORNBACH already managed to begin the financial year with new strength following disappointing figures in the previous months. Like-for-like sales grew by 3.9% in the first quarter. The exceptionally good weather in Summer 2003 temporarily interrupted this trend in the second quarter (plus 2.2%), before like-for-like sales resumed their upward trajectory with growth of 5.7% in the third quarter and of 9.9% in the fourth quarter. The high level of investment in the company's expansion, market presence and customer focus, which had burdened earnings in the previous year in particular, began to bear fruit in the 2003/2004 financial year.

Significant growth in like-for-like sales was reported in all seven countries in which the unmistakable HORNBACH DIY megastores with garden centers are to be found.



4.4% rise
in like-for-like sales
in Germany

In Germany, the largest and most challenging market in Europe for DIY, home improvement and garden products, like-for-like sales rose by 4.4% during the 2003/2004 financial year and thus exceeded the sector average by a considerable margin. Thanks to its superior trading format and homogenous megastore structure, HORNBACH was exceptionally well positioned to benefit from the rise in demand for home improvement products. The Group's market share in Germany increased from 6.7% to 7.0%.

The development of sales outside Germany also showed a very pleasing trend, with two-digit growth in some countries. Like-for-like sales at the international HORNBACH DIY megastores with garden centers had risen by 7.7% by the end of the fourth quarter.

Significant Year-on-Year Improvement in Earnings

The Group's earnings for the 2003/2004 financial year showed a clear recovery from the downturn in the previous 2002/2003 financial year, with even stronger growth than that reported for sales. At € 46.2m, consolidated earnings before taxes and extraordinary expenses calculated in line with IFRS rose by around 81% on the previous year

Consolidated earnings
before taxes and extraordinary items:
€ 46.2m



(€ 25.4m). The company was therefore able to meet its earnings forecasts in full.

The improvement in the earnings situation was primarily attributable to earnings contributions received from new stores, like-for-like sales growth (plus 5.2%), a slight improvement in the gross margin and the decline in administration and pre-opening expenses.

In spite of tough price competition in Germany in particular, the gross profit as a percentage of sales (gross margin) increased from 35.3% in the previous year to 35.9%.

The reduction in the pace of expansion compared with the previous year impacted positively on the development of earnings during the reporting period. With eight new store openings (previous year: eleven), pre-opening expenses fell from € 18.5m in the previous year to € 12.6m (minus 31.9%). As a percentage of net sales, they declined from 1.1% to 0.7%. This cost category includes those expenses incurred prior to the opening of a new HORNBACH DIY megastore with a garden center. These mainly include personnel expenses and general operating and development expenses.

The Group's store expenses increased in line with sales during the 2003/2004 financial year. They amounted to € 553m (previous year: € 470m). At 28.8%, store expenses as a percentage of net sales were at approximately the same level at the reporting date as in the previous year (28.9%).

The Group's administration expenses declined as a proportion of sales during the 2003/2004 financial year. These expenses include start-up costs for the development of administrative structures in Sweden, which were countered by only five months of sales at the newly opened store in Gothenburg. The administration expenses quota (as a percentage of net sales) declined from 4.0% to 3.7%.

The personnel expenses included in store and administration expenses rose by 19% from € 255.6m to € 304.2m, thus increasing as a proportion of net sales. This marginally disproportionate increase is attributable to various bonus models with which the HORNBACH-Baumarkt-AG Group includes its employees in the performance of the company.

At € 62.3m, depreciation of fixed assets was 9.1% up on the previous year's figure (€ 57.1m). This figure includes the non-scheduled depreciation amounting to € 4.9m of two pieces of real estate not foreseen for proprietary use and the company airplane, which was necessitated by a decline in their current value at the reporting date.

At € 46.2m, consolidated earnings before taxes and extraordinary expenses include accounting profits amounting to € 0.8m (previous year: € 7.1m) resulting from sale and rent back transactions, of which € 0.1m relates to subsequent adjustments to the purchasing price of a property sold during the 2002/2003 financial year. The return on sales before taxes and extraordinary expenses improved from 1.6% to 2.4%.

The extraordinary income mainly relates to a grant amounting to € 1.7m provided by the Upper Austria state government to cover damages incurred by the flood disaster in 2002. The tax expense relating to extraordinary income amounts to € 0.6m.

The annual net income of the HORNBACH-Baumarkt-AG Group rose by 93.3% from € 14.5m to € 28.0m. The post-tax return on sales increased from 0.9% to 1.5%. There was also a significant

Improvement in EBITDA margin from 6.3% to 6.7%. Earnings per share rise from € 0.96 to € 1.86.



improvement in the Group's earnings per share calculated in line with IFRS, which rose from € 0.96 to € 1.86.

The Group's gross cash flow, i.e. consolidated earnings before taxes and extraordinary expenses plus depreciation, rose to € 108m (previous year: € 83m). The key EBITDA figure, which is of relevance for the company's valuation by the capital markets, increased by 25% to around € 129m (previous year: € 103m). The EBITDA margin therefore rose from 6.3% to 6.7% in the 2003/2004 financial year. Earnings before interest and tax (EBIT) increased by 45% to € 67m (previous year: € 46m). The EBIT margin rose from 2.8% to 3.5%.

Successful Growth at Home and Abroad

The 83 DIY megastores operated by HORNBACH-Baumarkt-AG in Germany were more than able to hold their ground against the competition in the 2003/2004 financial year and achieved a further increase in their market share. The German store network was expanded by a further five locations (previous year: three). The price wars declared in 2003, which constituted a central marketing instrument for a number of DIY store operators in Germany, did not have any negative impact on the HORNBACH DIY megastores with garden centers. Regardless of the discount campaigns launched by its competitors, the company has consistently adhered to the trading concept tailored around its megastores. This also includes an uncompromising permanent low price strategy coupled with a price guarantee. Rising customer and sales figures demonstrate that consumers who have been made insecure by the rabid discount campaigns in the German retail sector feel able to trust the predictable pricing strategy provided by HORNBACH and appreciate the company's competence in terms of its product range and service levels. According to marketing surveys, the HORNBACH brand has established itself within a very short period. HORNBACH has managed to differentiate itself from the competition as a unique brand within the tough DIY market. There has been a significant year-on-year improvement in the development of earnings.




HORNBACH

HORNBACH opened its eighth Dutch megastore at Nieuwegein in March 2003.

The HORNBACH International Subgroup was able to report an even more pleasing level of growth for the 2003/2004 financial year. There was a significant increase in earnings as a proportion of sales. With the exception of Sweden, all countries outside Germany reported positive earnings following the deduction of all administration expenses.

Following the loss incurred in the 2002/2003 financial year, which was due in part to the considerable flooding damage in August 2002, the HORNBACH DIY megastores with garden centers in

Austria once more made a positive contribution to consolidated earnings in the year under report. In spite of the tough competitive environment in the Austrian DIY market, HORNBACH was able to generate sales growth both at its existing and at its newly opened stores. The lower level of pre-opening expenses compared with the previous year and the relative decline in administration expenses contributed to the improved earnings figures. In June 2003, the Austrian store network was expanded by the store at Leoben in the Steiermark and consisted of 11 stores with sales areas totaling 131,000 m² at the reporting date.

The HORNBACH DIY megastores with garden centers in the **Netherlands** reported very pleasing earnings developments compared with the previous year. These were attributable to like-for-like sales growth, a relative decline in store and administration expenses and a year-on-year reduction in pre-opening expenses. This very positive business development is all the more remarkable given that the Netherlands is currently in a downturn with falling private consumption expenditure. The megastore at Nieuwegein near Utrecht opened its doors in early 2004. At the reporting date, the HORNBACH store network in the Netherlands consisted of eight megastores with sales areas totaling around 82,400 m². The opening of the HORNBACH megastore with a garden center at Alblasserdam near Rotterdam, which had been scheduled to take place in the 2003/2004 financial year, is expected to be postponed until the 2005/2006 financial year for reasons relating to the building permit.

As in the past, the HORNBACH DIY megastore with a garden center in **Luxembourg** was able to maintain its highly successful performance against the background of an ongoing positive consumer climate. Its earnings contributions rose as a proportion of its sales.

Except for Sweden, operations were
profitable
in all countries outside Germany in 2003/2004.


BYGG
CENTRUM
DRIVE IN
UT

The DIY megastore with a garden center opened in Gothenburg in October 2003 is the springboard for further expansion in Sweden, the seventh country on the HORNBACH map.

HORNBACH has operations at four locations in the **Czech Republic** with sales areas of 48,600 m². Pleasing growth was reported both in sales and in earnings at the existing HORNBACH DIY megastores with garden centers in the Czech Republic. This development also reflects the positive signs in the Czech economy. These are primarily attributable to the boom in construction and the high level of domestic consumer demand, which benefited from the falling inflation rate and the resultant rise in personal incomes in real terms.

The HORNBACH locations in **Switzerland** generated some of the highest sales figures in the Group. Approximately one and half years on from the Group's entry into the Swiss market, the two stores (Littau near Lucerne and Etoy near Lausanne) were able to generate positive earnings contributions in the past financial year following the deduction of all administration expenses. The meticulous


HORNBACH BAUMARKT
GUTEN TAG

preparation for the needs of the Swiss DIY market has paid off. The HORNBACH megastore concept has established itself with great success in Switzerland.

The successful entry into the **Swedish** market in October 2003 marked a further milestone in the Group's history. With more than 14,000 m² of sales area, the DIY megastore with a garden center in Gothenburg is one of the strongest HORNBACH outlets in terms of its sales figures. This constitutes another example of the company's success in adjusting its trading format to regional particularities. The economic climate is in significantly better shape than that in the Eurozone. Further locations will be accessed in Sweden in future in order to amortize the high level of pre-opening expenses and start-up costs relating to the development of the country organization as quickly as possible.

Investments in Megastores and Infrastructure

A total of € 73m was invested within the HORNBACH-Baumarkt-AG Group in the 2003/2004 financial year, primarily in land, buildings and plant and office equipment (previous year: € 140m). The funds for the investments involving payment (€ 71m) were mainly acquired from the disposable cash flow, from long-term mortgage loans in the case of land and buildings and from the disposal of real estate with long-term rent back. Furthermore, additional funds amounting to around € 27m had been provided by group financing at the reporting date for the interim financing of real estate. Upon the respective locations being opened in the coming years, the short-term liabilities will be converted into long-term financing or repaid by means of sale and rent back transactions. Around 41% of the investment total related to new real estate, including prepayments made and assets under construction.

Approximately 59% of the investment total related to the replacement and expansion of plant and office equipment and intangible assets (predominantly IT software). A principal focus in this respect is the initial harmonization of the company's main IT systems using SAP. Considerable investments were made in the acquisition of hardware and in software licenses and in the implementation of SAP. The introductory stage of SAP FI/CO was begun in the 2002/2003 financial year. The SAP module commenced real-time operations at the beginning of the 2004/2005 financial year. In addition, project work was started in September 2003 following several months of preparation on the replacement of the existing merchandising system with SAP Retail.

The most significant investment projects related to the opening of the DIY megastores with garden centers in Schwetzingen, Datteln, Berlin (2) and Sindelfingen, as well as the stores in Nieuwegein (Netherlands), Leoben (Austria) and Gothenburg (Sweden) during the 2003/2004 financial year. The Littau and Etoy stores were sold to a real estate company during the year under report and rented back on a long-term basis (sale & rent back). The transactions generated accounting profits amounting to € 0.7m. As in the past, the sale and rent back transactions served to release funds to finance further growth. Long-term utilization rights have been secured. Furthermore, the rights of first refusal with regard to the letting out or sale of the real estate have been agreed.

Equity Ratio at 31%

The consolidated balance sheet total rose year-on-year by around € 69m, or 6.3%, to € 1,162m. At around € 363m, the shareholders' equity of the Group remained at approximately the same level as in the previous year. The equity ratio declined from 32.0% to 31.3%.



Mainly as a result of the reduced volume of investment, the increase in depreciation and sale and rent back transactions, fixed assets fell from € 679m to € 654m and therefore constituted around 56% of the balance sheet total (previous year: 62%). Current assets rose by around 23% from € 414m to € 508m at the reporting date. Apart from the increase in inventories relating to the company's expansion (plus € 62m), this rise mainly resulted from the increase in liquid funds (plus € 25m).

Liabilities including provisions amounted to around € 799m at the reporting date on February 29, 2004, compared with € 743m in the previous year. This rise is primarily due to the increase of € 28m in liabilities to affiliated companies to € 73m, as well as the increase of around € 20m in other provisions. Current liabilities totaled € 463m (previous year: € 406m). Long-term liabilities reduced from € 337m in the previous year to € 335m at the reporting date. This item includes deferred tax liabilities amounting to € 42m (previous year: € 43m). A more detailed picture of the company's financing activities is provided in the cash flow statement.

Primarily as a result of the renting of seven new DIY megastores with garden centers, other financial liabilities rose from € 959.1m in the previous year to € 1,049.2m.

Risk Management

The Board of Management at HORNBACH-Baumarkt-AG has always been committed to risk-conscious corporate management which accords top priority to securing the ongoing existence of the overall company. To provide clarity in this respect, binding risk policy principles have been set out for all group employees.

The generation of economic profit necessarily involves the taking of risks. Nonetheless, no action or decision may entail any threat to the company's continued existence. Entrepreneurial risks have to be rewarded by an appropriate return on the capital committed. The performance of all stores is assessed on the basis of their CFROA figures, i.e. the cash flow return on assets. The aim is to achieve ongoing improvements in this figure. Risks which cannot be avoided have to be insured


8 günstige
HORNBACH

With megastores newly opened in Berlin-Mariendorf (photo) and Berlin-Weissensee, HORNBACH expanded its presence in and around the German capital to eight locations in 2003/2004.

against, to the extent that this is possible and economically expedient. Residual risks have to be controlled by means of a range of risk management instruments. These include a risk matrix compiled for the first time during the 2003/2004 financial year which depicts all significant economic risks, their probabilities of occurring and their potential financial implications.

Furthermore, a wide variety of early warning risk recognition and risk monitoring instruments is employed within HORNBACH-Baumarkt-AG and its subsidiaries. The group accounting function is highly sophisticated and facilitates in-depth, up-to-date reporting. Consolidated balance sheets and income statements are promptly compiled on a monthly basis and presented to the decision makers. The reporting activities are supplemented by relevant key figures, variance analyses and commentaries from the controlling department.

The medium-term corporate and financial planning is undertaken on an annual basis and facilitates the early recognition of risks to earnings and the company's liquidity. It forms the basis for the annual operating budget. This is compiled with great care and in detail down to the level of the individual store and serves as a measure of performance in all areas of the company.

The Group now has around
10,000 employees.
HORNBACH is one of the top job creators in the German economy.

Detailed variance analyses based on comparisons with the annual budget and the previous year's figures are compiled on a monthly basis. Significant investment decisions are made on the basis of dynamic investment calculations and sensitivity analyses. Investments relating to new locations are prepared on the basis of detailed market research studies. The Board of Management has set minimum targets for the expected return on projects based on the internal rate of return. The detailed financial planning relating to the forthcoming twelve months is updated on a monthly basis. The Board of Management generally meets once a week. Significant investment decisions are prepared by the Expansion Committee. The Board of Management is provided with regular progress reports for the most important projects in the IT division.



The auditing duties across the Group have been performed by the HORNBACH HOLDING AG group internal audit department since the 2003/2004 financial year. This department undertakes regular store inspections both in Germany and abroad. The audit personnel have been reinforced and will also audit administrative processes with effect from the 2004/2005 financial year.

850 New Jobs Created at HORNBACH

The growth of the Group is also reflected in the number of its employees. At the reporting date on February 29, 2004, there were 9,852 individuals in active fixed employment at HORNBACH-Baumarkt-AG or at one of its subsidiaries (previous year: 9,002). This marks an increase of 850, or 9.4%, on the end of the previous financial year in February 2003. The number of employees in Germany rose from 6,050 to 6,638. According to the annual jobs survey carried out by the magazine "Wirtschaftswoche", this enabled HORNBACH to jump from 21st to 12th position among German companies in terms of the number of jobs it created in Germany.


Das ist mein Gang!
Ich heiße:
Martin Hübner
Ich bin zuständig für:
Wand- u. Boden Fliesen
Sprechen Sie mich an!
Ich bin gerne für Sie da!

The number of employees abroad rose from 2,952 to 3,214. As an annual average and converted into full-time positions, the overall HORNBACH-Baumarkt-AG Group had 8,499 employees (previous year: 7,464).

Training has always been accorded great priority at HORNBACH. During the year under report, an average of 535 young people were provided with a training position (previous year: 517). The largest share of these were the 328 trainees aiming to qualify as retail sales personnel.

Dividend Remains Unchanged

HORNBACH-Baumarkt-AG has traditionally placed emphasis on continuity in its dividend policy. The dividend has remained stable since the 1994/1995 financial year. As in the previous year, the Board of Management and the Supervisory Board therefore propose to pay a dividend of € 0.87 per individual share.

Dependent Company Report

Pursuant to Section 312 of Stock Corporation Law (AktG), a report on the relationships to affiliated companies has been compiled for the 2003/2004 financial year. In respect of those transactions required to be reported, the report states: "Our company has received an adequate counter-performance for all legal transactions and measures executed with affiliated companies in accordance with the circumstances known to us at the time at which the legal transactions and measures were executed or not executed and has not been disadvantaged by the fact that such measures were executed or not executed".

Events of Significance Subsequent to the Reporting Date

There have been no events of significance for any assessment of the net asset, financial or earnings situation of HORNBACH-Baumarkt-AG or of the HORNBACH-Baumarkt-AG Group subsequent to the conclusion of the last financial year.

Opportunities and Risks of Future Development

The company's rapid expansion into one of the leading European DIY companies entails both oppor-


VELUX

tunities and risks. On the one hand, it requires a high level of investment and start-up losses have to be temporarily absorbed. To date, investment funds have principally been obtained from the disposable cash flow, from long-term mortgage loans for land and buildings and from the sale and long-term rent back of real estate. The scope of future financing will be determined by these variables. The inflow of funds from sale and rent back transactions in particular could be affected by market fluctuations in the real estate sector. In view of the more restrictive lending policy on the part of banks (Basle II), neither a restriction of the available financing possibilities nor an increase in interest rates as a result of rating changes can be excluded. On the other hand, the company's financing base could be expanded by making use of new instruments on the debt capital markets, such as bonds.

Furthermore, the company's new locations reinforce the market position of HORNBACH and promise to generate high sales growth and earnings contributions. The business model of HORNBACH is well-known and accredited. The company is able to rely on a broad foundation of mature business relationships with financing banks, real estate companies and with the authorities on local, regional and state levels. HORNBACH has established itself with consumers as a synonym for attractive DIY stores and garden centers offering the best products, services and prices.

Overall, there were no risks to the ongoing existence of the HORNBACH-Baumarkt-AG Group or to the continuation of its development at the reporting date.



Outlook

A further economic recovery is to be expected among industrial countries in 2004. The extent of this economic upturn, however, could only be estimated with great difficulty upon the conclusion of this report. The renewed rise in insecurity has several causes. On the one hand, the revival seen in economic growth in the Eurozone in the past year, which nevertheless failed to keep up with the more rapid growth reported in the USA and Japan, threatens to turn out weaker in 2004 than forecast by economists and the European Central Bank on account of the delayed impact of the appreciation in the euro. On the other hand, the terrorist attack in Madrid in March and the fear of further geopolitical unrest damaged the capital markets' confidence in early 2004.

An improvement was seen in the economic climate in Germany at the beginning of 2004. The ongoing stagnation would seem to have been overcome. The strong German export sector stands to benefit in particular from the global upturn. Setbacks resulting from the appreciation of the euro and the sharp rise in oil prices in early 2004 should nevertheless be taken into account. This is also reflected in the fact that leading economic research institutes have marginally reduced their forecasts for the German economy in 2004. The level of domestic demand, which is still thought to be subdued, remains a matter of concern.

The retail sector association HDE predicts that consumer confidence in Germany will remain trapped between panic saving (due to unemployment) and precautionary saving (due to the reform of the social security systems). It therefore expects to see only a marginal improvement in the retail sector. The association forecasts nominal sales growth of around 0.5% in 2004 and 1% in 2005.

The DIY and home improvement sector in Germany continues to be characterized by a high degree of competition. Consumers can choose between a wide variety of DIY stores and garden centers of various sizes, but with similar product ranges. Alongside location, size, breadth and depth of the product range, pricing has become a decisive competitive factor. The process of consolidation will intensify both in Germany and on a European level.

The DIY sector generated like-for-like sales growth once more in 2003. The DIY sector association BHB expects to see a continuation of the positive trend in the home improvement market in the current 2004 calendar year and has forecast sales growth of around 2%. Thanks to the increased popularity of do-it-yourself and the growing renovation requirements of the current generation of heirs, the DIY sector in Germany can be expected to remain a growth market and thus to escape developments in the overall retail market. According to the Federal Statistics Office, since 1995 the DIY sector's sales have risen by 13.9% in nominal terms and by 9.2% in real terms. By contrast, the overall retail sector generated sales growth of just 3.1% in nominal terms. In real terms, its sales even witnessed a decline of 1.3%.



The DIY sector in Germany is expected to remain a growth market and to break free of developments across the overall retail sector.


Acryl-Hochglanz
LACK
HORNBACH

HORNBACH has laid the foundations for future **growth** in other **European countries.**

The prospects in other European countries are equally encouraging. DIY sales stand to benefit from the advancing economic recovery within the EU, which is expected to be stronger than that in Germany. In particular, the HORNBACH DIY megastores with garden centers in the Netherlands and Luxembourg promise to generate particularly strong growth. Rising incomes in real terms and the ongoing boom in the flat construction sector provide the DIY stores in the Czech Republic with a solid foundation for further growth. Switzerland and Sweden deserve particular attention. Increasing volumes of sales in these countries are migrating from specialist retailers towards attractive DIY megastores. As the market leader in the DIY megastore with garden centers segment, HORNBACH has the organizational and operative potential necessary for rapid growth in this segment in the coming years.

In its long-term corporate planning, HORNBACH expects to see moderate growth rates in the individual country markets. Lower levels of like-for-like sales growth have been assumed for Germany than for other European countries. Particular emphasis is placed in the expansion planning on achieving a balanced relationship between earnings power (cash flow), debt-equity ratios and investment levels.



The opening of up to seven HORNBACH DIY megastores with garden centers, of which four are in Germany, had been planned for the 2004/2005 financial year. On the basis of the information currently available, the opening of two of these megastores will be postponed until the next financial year. The location in Osnabrück will have been opened by the time that this report is published. In the course of the year, further outlets will be opened in Fürth and Braunschweig, both of which will replace existing HORNBACH locations in the same catchment areas. The first HORNBACH DIY megastore with a garden center in Slovakia will be opened at Bratislava in Summer 2004. The Swiss store network will be expanded to include the new store at Villeneuve on Lake Geneva. Overall, the total number of DIY stores taking account of the two substitute locations will have risen by up to three to 113 by the end of the current financial year. These will be complemented by the four Lafiora garden centers to be integrated retrospectively as of March 1, 2004. The number of retail outlets operated by the HORNBACH-Baumarkt-AG Group is then expected to amount to 117.

At around € 144m, the planned volume of investment at the HORNBACH-Baumarkt-AG Group in the 2004/2005 financial year will exceed that of the previous year (€ 73m). It will be financed by drawing on the disposable operating cash flow, taking up loans and by the release of funds by means of sale and rent back transactions.

The overall net sales of the HORNBACH-Baumarkt-AG Group, including newly opened stores, are expected to grow to around € 2.1bn. Consolidated earnings before taxes and extraordinary expenses are forecast to improve further on account of the planned expansion, like-for-like sales growth, a stable gross margin and enhanced productivity in the company's operations. Earnings are expected to rise as a proportion of sales.

The Group aims to achieve sustainable improvements in its earnings power in order to safeguard the financing of its ongoing growth and to raise its long-term corporate value.

This annual report contains statements relating to the future based on assumptions and estimates made by the Board of Management of HORNBACH. Although we assume that the expectations reflected in these forecast statements are realistic, the company can provide no guarantee that these expectations will turn out to be accurate. The assumptions may involve risks and uncertainties which could result in a significant variance between actual events and the forecast statements. The factors which could produce such variances include changes in the economic and commercial environment, particular in respect of consumer behavior and the competitive environment in those retail markets of relevance for HORN-BACH. Furthermore, they include a lack of acceptance of new sales formats or new product ranges, as well as changes to the corporate strategy. HORNBACH has no plans to update the forecast statements, neither does it accept any obligation to do so.



Executive Bodies

Supervisory Board

Gerhard Wolf
Chairman
Graduate in Business Administration, Worms

Rudolf Helfer *
Deputy Chairman
Senior Specialist for Occupational Safety, Bornheim

Dr. Wolfgang Rupf
Deputy Chairman
Managing Director
AKV Altkönig Verwaltungs GmbH, Königstein

Kerstin Heidtke * since August 28, 2003
Sales Assistant, Saarbrücken Store

Albert Wilhelm Hornbach
Director
HORNBACH Familientreuhand GmbH
Annweiler

Albrecht Hornbach
Chairman of the Board of Management
HORNBACH HOLDING AG
Neustadt an der Weinstrasse

Otmar Hornbach
Director
HORNBACH Familientreuhand GmbH
Annweiler

Johann Krämer * since August 28, 2003
Caretaker, Bornheim

Johann Liebl * until August 28, 2003
Assistant Store Manager, Passau

Christian Lilie *
District Manager, Southern Region

Johannes Otto *
Assistant Store Manager, Mannheim-Neckarau

Ralf Puley *
Assistant Store Manager, Wuppertal

Dirk Reimers * since August 28, 2003
Trade Union Secretary

William John Whiting
Company Director
Kingfisher plc, London

* employee representative

Supervisory Board Committees

Audit Committee
Gerhard Wolf
Rudolf Helfer
Dr. Wolfgang Rupf
Albrecht Hornbach
William John Whiting

Personnel Committee
Gerhard Wolf
Rudolf Helfer
Dr. Wolfgang Rupf
Otmar Hornbach
William John Whiting

Mediation Committee
Gerhard Wolf
Rudolf Helfer
Dr. Wolfgang Rupf
Albrecht Hornbach
William John Whiting



Board of Management

The members of the Board of Management and their areas of responsibility:

Steffen Hornbach
Chairman
Graduate in Engineering
Marketing, New Markets, Auditing
Personnel Development, Public Relations

Dr. Bernd Lübcke
Graduate in Mathematics
IT Systems, Logistics,
Technical Resources

Roland Pelka
Graduate in Business Administration
Finance, Accounting, Controlling
Investor Relations, Legal Department

Bernd Rob
Graduate in Business Administration
Stores, Store Organization, Personnel Management

Manfred Valder
Businessman
Procurement and Sales, Merchandising,
Environmental Issues



Report of the Supervisory Board

Dear Ladies and Gentlemen,

During the 2003/2004 financial year the Supervisory Board performed its duties in accordance with the requirements of the law and the articles of association, monitoring the Board of Management's conduct of business and assisting it in an advisory capacity. The Supervisory Board ensured that it was informed on a regular basis as to the general course of business and the situation of the company. In doing so, it concerned itself in detail with the strategic development and business policy of the company and consulted the Board of Management.

In its four scheduled meetings, the Supervisory Board held extensive discussions with the Board of Management as to the economic situation of the company, the course of business, business policy, investment and financial policy, as well as the risk and opportunity situation and risk management at the company on the basis of oral and written reports provided by the Board of Management. In addition, the Board of Management provided regular written and oral reports on the situation of the company and the development of its earnings and financial situation. Moreover, all proposed resolutions were discussed in detail. The Chairman of the Supervisory Board maintained regular contact with the Board of Management, and with its Chairman in particular, outside scheduled meetings to discuss significant issues and also held a number of consultations. The Audit Committee met on two occasions and dealt in particular with the audit of the annual financial statements and the strategic corporate planning. It was not necessary for the Mediation and Personnel Committees to meet.

As in the previous year, the consolidated financial statements of HORNBACH-Baumarkt-AG as of February 29, 2004 were compiled in accordance with international financial reporting standards (IFRS). On the basis of their earlier discussion of the subject, the Board of Management and the Supervisory Board concerned themselves with the newly issued individual stipulations relating to the German Corporate Governance Codex. The great majority of the recommendations contained in the Codex continue to be met. The Board of Management and the Supervisory Board have submitted their Statement of Compliance pursuant to Section 161 of Stock Corporation Law (AktG). The only recommendations not implemented for reasons provided in the Statement of Compliance are as follows: the disclosure of Board of Management and Supervisory Board remuneration on an individual basis, the setting of an upper age limit for members of the Supervisory Board, the recommendation that no more than two former members of the Board of Management should sit on the Supervisory Board, the setting of parameters of comparison in the context of the share option plan and the recommendation that the consolidated annual statements should be available to the general public within 90 days of the end of the financial year under report.

The annual financial statements and consolidated financial statements of HORNBACH-Baumarkt-AG as of February 29, 2004, as well as the management report and group management report, have been audited and provided with an unqualified audit opinion by the auditing company appointed at the Annual General Meeting, KPMG Deutsche Treuhand-Gesellschaft AG, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main. Furthermore, the auditors examined the early warning risk identification system in place at HORNBACH-Baumarkt-AG. This review led to the conclusion that the system was fulfilling its function. KPMG was appointed to audit the annual financial statements by the Chairman of the Supervisory Board on behalf of the entire board in accordance with the resolution passed at the Annual General Meeting. The annual financial statements, the management reports and the auditors' report were submitted to the Supervisory Board in good time for their inspection. The Audit Committee examined the annual financial statements in great detail. At its subsequent meeting, the Supervisory Board also examined the documents and discussed them with the Board of Management. The auditors attended both meetings and reported on the principal findings of their audit and answered questions. The Supervisory Board expressed its agreement with the results of the audit, which contained no objections.

The Supervisory Board has examined the annual financial statements and consolidated financial statements of HORNBACH-Baumarkt-AG compiled by the Board of Management for the 2003/2004 financial year and has approved them. The annual financial statements are therefore adopted.

The Supervisory Board endorses the proposal put forward by the Board of Management with regard to the appropriation of earnings.

Furthermore, the Supervisory Board also reviewed the report provided by the Board of Management on relationships with affiliated companies pursuant to Section 312 of Stock Corporation Law (AktG). Neither this review nor the KPMG audit gave rise to any objections. KPMG granted the following audit opinion:

"On the basis of the audit and assessment undertaken by us in accordance with professional standards, we confirm that:

1. the facts presented in the report are accurate
2. the performance of the company has not been overstated in respect to the transactions set out in the report
3. with respect to the measures stated in the report, there are no circumstances which would speak for an assessment significantly different from that made by the Board of Management".

On the basis of its conclusive review, the Supervisory Board has no objections to the statement provided by the Board of Management at the end of its report pursuant to Section 312 of Stock Corporation Law (AktG).

HORNBACH-Baumarkt-AG has once more performed well in a highly competitive market and achieved significant sales and earnings growth. This is also attributable to the consistent development of its inherent strengths. The prospects are good for further growth at HORNBACH-Baumarkt-AG.

The Supervisory Board would like to extend its thanks to the Board of Management and to all of the company's employees both in Germany and abroad for their commitment and their successful efforts over the past financial year.

Bornheim, June 2004

The Supervisory Board

Gerhard Wolf
Chairman



Gerhard Wolf



Where Precision Counts. Down to the Last Detail.

Consolidated Financial Statements

Income Statement

for the period from March 1, 2003 to February 29, 2004

	Note	2003/2004 € 000s	2002/2003 € 000s
Sales	(1)	1,923,042	1,627,496
Own work capitalized	(2)	1,391	0
Other operating income	(3)	25,251	25,434
		1,949,684	1,652,930
Cost of materials	(4)	1,241,813	1,058,209
Gross margin		**707,871**	**594,721**
Personnel expenses	(5)	304,155	255,649
Amortization of intangible assets and depreciation of property, plant and equipment	(6)	62,278	57,083
Other operating expenses	(7)	274,482	235,709
Earnings before interest and tax (EBIT)		**66,956**	**46,280**
Net financial expenses	(8)	-20,791	-20,844
Consolidated earnings before taxes and extraordinary expenses		**46,165**	**25,436**
Taxes on income	(9)	16,926	4,450
Other taxes	(10)	2,368	2,040
Consolidated earnings after taxes and extraordinary expenses		**26,871**	**18,946**
Extraordinary expenses (after income tax of € 581k, 2002/2003: tax income of € 2,666k)	(11)	1,119	-4,465
Consolidated net income for the year	**(12)**	**27,990**	**14,481**
Undiluted earnings per share (in €)	(12)	1.86	0.96

Balance Sheet

at February 29, 2004

ASSETS	Note	02.29.2004 € 000s	02.28.2003 € 000s
Long-term assets			
Intangible assets	(13)	15,157	13,046
Property, plant & equipment	(14)	621,639	649,849
Financial assets	(15)	844	1,057
Other long-term assets	(16)	1,550	1,550
Deferred tax claims	(17)	15,057	13,418
		654,247	**678,920**
Short-term assets			
Inventories	(18)	424,975	363,222
Trade accounts receivable and other assets	(19)	34,556	27,804
Liquid funds	(20)	48,563	23,064
		508,094	**414,090**
		1,162,341	**1,093,010**

EQUITY AND LIABILITIES	Note	02.29.2004 € 000s	02.28.2003 € 000s
Shareholders' equity			
Subscribed capital	(21)	45,035	45,035
Capital reserve	(22)	122,495	122,495
Revenue reserves	(23)	167,858	167,513
Consolidated net income for the year	(24)	27,990	14,481
		363,378	**349,524**
Long-term liabilities			
Financial liabilities	(25)	286,505	288,022
Deferred taxes	(17)	42,020	43,458
Other liabilities	(26)	6,857	5,800
		335,382	**337,280**
Short-term liabilities			
Financial liabilities	(25)	128,957	128,455
Trade accounts payable and other liabilities	(27)	271,493	239,239
Tax provisions	(28)	14,209	9,494
Other provisions	(28)	48,922	29,018
		463,581	**406,206**
		1,162,341	**1,093,010**

Cash Flow Statement

	2003/2004 € 000s	2002/2003 € 000s
Consolidated earnings after tax and before extraordinary items	**26,871**	**18,946**
Depreciation and amortization of fixed assets	62,278	57,083
Change in provisions	21,346	7,254
Profits/losses on the sale of fixed assets	-928	-6,098
Change in inventories, trade accounts receivable and other assets	-70,191	-37,966
Change in trade accounts payable and other assets	5,321	6,570
Other income/expenses with no cash effect	-16	-8,767
Receipts/payments of exceptional items	1,700	-791
Inflow of funds from normal trading activities	**46,381**	**36,231**
Receipts from disposals of fixed assets	38,932	1,943
Payments for capital expenditure	-64,951	-125,062
Payments for investments in intangible assets	-6,465	-2,668
Payments for investments in other financial assets	-21	-683
Outflow of funds for investment activities	**-32,505**	**-126,470**
Payments to shareholders	-13,060	-13,060
Receipts from the proceeds of financial loans	31,783	24,857
Payments for the redemption of financial loans	-29,827	-33,288
Receipts from group financing activities	26,825	19,004
Change in short-term financial loans	-3,995	66,199
Inflow of funds from financing activities	**11,726**	**63,712**
Change in liquid assets	25,602	-26,527
Change in liquid funds due to exchange rate differences	-103	-9
Liquid funds at March 1	23,064	49,600
Liquid funds at February 29/28	**48,563**	**23,064**

Liquid funds include cash on hand, credit balances at banks and other short-term money deposits.

The purchase payments amounting to € 5,813k relating to the sale and rent back transactions undertaken by HORNBACH International GmbH in the previous year were made in the current financial year. They are included under receipts from disposals of fixed assets.

The inflow of funds from ordinary trading activities has been reduced by tax payments of € 18,830k (2002/2003: € 19,026k) and by interest payments of € 20,261k (2002/2003: € 20,490k) and increased by interest received amounting to € 411k (2002/2003: 378k).

The other income/expenses with no cash effect item mainly refers to deferred taxes.

Change in Shareholders' Equity

2002/2003 Financial Year

€ 000s	Subscribed Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Revenue Reserves	Net Income for the Year	Total Equity
Balance at 03.01.2002	**45,035**	**122,495**	**-4**	**1,116**	**151,382**	**29,856**	**349,880**
Dividend distributions						-13,060	**-13,060**
Foreign currency adjustments				-169			**-169**
Valuation of derivative financial instruments, net after taxes			-1,608				**-1,608**
Transfer to reserves					16,796	-16,796	**0**
Net income for the year						14,481	**14,481**
Balance at 02.28.2003	**45,035**	**122,495**	**-1,612**	**947**	**168,178**	**14,481**	**349,524**

2003/2004 Financial Year

€ 000s	Subscribed Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Conversion	Other Revenue Reserves	Net Income for the Year	Total Equity
Balance at 03.01.2003	**45,035**	**122,495**	**-1,612**	**947**	**168,178**	**14,481**	**349,524**
Dividend distributions						-13,060	**-13,060**
Foreign currency adjustments				-1,150			**-1,150**
Valuation of derivative financial instruments, net after taxes			74				**74**
Transfer to reserves					1,421	-1,421	**0**
Net income for the year						27,990	**27,990**
Balance at 02.29.2004	**45,035**	**122,495**	**-1,538**	**-203**	**169,599**	**27,990**	**363,378**

Notes to the Consolidated Financial Statements for the 2003/2004 Financial Year

Explanatory Notes on the Principles and Methods Applied in the Consolidated Financial Statements

Accounting Principles

As a listed company, HORNBACH-Baumarkt-AG utilizes the possibility set out in Section 292a of the German Commercial Code (HGB) of compiling exempting consolidated financial statements based on international accounting standards (IFRS). HORNBACH-Baumarkt-AG and its subsidiaries are included in the consolidated financial statements of HORNBACH HOLDING AG. The consolidated financial statements of HORNBACH HOLDING AG are published in the Federal Official Gazette (Bundesanzeiger) and filed in the Commercial Register of the Ludwigshafen Local Court.

The annual Statement of Compliance with the German Corporate Governance Codex required by Section 161 of Stock Corporation Law (AktG) was submitted by HORNBACH-Baumarkt-AG on November 26, 2003 and made available to shareholders on the company's homepage.

Individual items in the Income Statement and the Balance Sheet have been grouped together for reasons of clarity. In line with IAS 1 (Presentation of Financial Statements), a distinction has been made between long-term and short-term debt capital in the balance sheet reporting. Liabilities and provisions are treated as short-term if they are due within one year. Income items, such as rental income, interest income and dividends, are deferred accordingly.

In compliance with customary international procedures for consolidated financial statements, the reporting begins with the Income Statement.

Assumptions and estimates have been made in the compilation of the consolidated financial statements which have an effect on the assets and liabilities reported and on the income and expenditure as presented. These assumptions and estimates mainly relate to uniform procedures applied across the Group in respect of economic useful lives, the accounting and valuation of provisions, the calculation of current market values and the ability to obtain future tax relief. In individual cases. the actual amounts involved may differ from their respective assumptions and estimates. Changes are accounted for as a credit or charge to operations upon receipt of further information.

Explanatory Comments on the Principal Deviations From German Accounting Law Pursuant to Section 292a of the German Commercial Code (HGB)

The following principal deviations apply compared with the accounting and valuation methods used in German commercial law:

- Scheduled depreciation of fixed assets has been changed from the declining balance method to the straight-line method.

- Depreciation and special provisions only admissible for taxation purposes have been eliminated retrospectively or released.

- Debt capital costs (building interest) which can be directly allocated to the acquisition, construction or establishment of land and buildings, or to other qualified assets, have been capitalized in line with IAS 23 (Borrowing Costs) as an integral component of the respective costs of acquisition or production.

- Fixed asset items which have been rented back on the basis of sale and lease back transactions, together with the resultant liabilities, have to be capitalized as assets and liabilities respectively to the extent that the economic ownership of the assets concerned is attributable to companies in the HORNBACH-Baumarkt-AG Group in accordance with the allocation criteria specified in IAS 17 (Leases). The profits on disposal generated by these transactions are to be deferred if the relevant transactions qualify as "Financial Leasing" and are to be released as a credit to operations over the term of the respective leasing contract.

- Deferred taxes are calculated using the balance sheet liability method (IAS 12), i.e. on the basis of temporary differences between tax valuation amounts and IFRS balance sheet valuation amounts, as well as on the basis of any existing or utilizable tax loss carryovers. There is an obligation to report any deferred tax assets. Deferred tax assets based on deductible temporary differences and tax loss carryovers in excess of taxable temporary differences are only reported in the balance sheet to the extent that it can be assumed with reasonable certainty that the company in question will generate sufficient taxable income to be able to utilize the respective benefits.

- According to IFRS, provisions may only be taken to cover obligations to third parties (IAS 37). So-called expenses provisions are not permitted.

Consolidated financial statements based on IFRS also apply the acquisition cost principle, with the exception that derivative financial instruments and other short-term security investments held with the intention of being sold are stated at their current market value.

Application has been made of all International Financial Reporting Standards and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) valid at the reporting date.

No application has been made of any new or revised standards in the 2003/2004 financial year.

The financial year of HORNBACH-Baumarkt-AG and thus also of the Group runs from March 1 of each respective year up to the final day in the February of the subsequent year.

Consolidation Principles

The annual financial statements of the companies included in the consolidated financial statements are based on uniform accounting and valuation principles. Valuations based on taxation regulations have not been included in the consolidated financial statements. The individual financial statements of the companies included in the consolidated financial statements have been compiled as of the reporting date for the consolidated financial statements.

The capital consolidation is based on the acquisition method by offsetting the relevant acquisition costs of the investment holding with the new valuation of the pro rata shareholders' equity on the date of acquisition of the subsidiary. Any remaining debit differences are capitalized as goodwill following allocation of hidden reserves and hidden burdens and are subject to straight-line amortization with a corresponding charge to operations in line with their anticipated useful lives. Any remaining credit differences are netted against goodwill and reported as assets in the balance sheet. They are released with a corresponding charge to operations upon the expected losses at the acquired business unit being incurred.

Inter-company profits relating to inventories are eliminated by means of a charge to operations. Inter-company income and expenses and receivables and liabilities between the consolidated companies have been offset against each other.

Reporting Entity

In addition to HORNBACH-Baumarkt-AG, the consolidated financial statements include 12 domestic (2002/2003: 7) and 25 foreign (2002/2003: 25) fully-consolidated subsidiaries.

As the sole shareholder in HORNBACH International GmbH, HORNBACH-Baumarkt-AG holds, either directly or indirectly, 100% of the voting rights in the consolidated subsidiaries.

All direct and indirect subsidiaries of HORNBACH-Baumarkt-AG have been included in the consolidated financial statements in the 2003/2004 financial year. In the previous year, 8 subsidiaries which were cumulatively of subordinate significance for the presentation of the net asset, financial and earnings situation of the company were not included. The shares in these non-consolidated companies were reported in the consolidated financial statements for the previous year at their updated acquisition cost.

The reporting entity changed in comparison with the 2002/2003 financial year on account of the acquisition of all the shares in Lafiora HORNBACH Florapark GmbH (included in consolidated financial statements as of February 29, 2004), and of the initial inclusion of the following domestic companies: BM Immobilien Lambda GmbH, BM Immobilien Kappa GmbH, MacAllister GmbH and HORNBACH Versicherungsservice GmbH. Furthermore the following foreign companies were also consolidated for the first time: HD Immobilien Dora GmbH, HO Immobilien Omikron GmbH and HORNBACH Baumarkt SK spol s.r.o.. These companies were initially included in the consolidated financial statements on March 1, 2003.

The companies consolidated for the first time in the 2003/2004 financial year are Lafiora HORNBACH Florapark GmbH, four real estate companies, one company founded for the preparation of operating activities in Slovakia, one insurance service company and one company founded for the sales of a HORNBACH private label brand. The companies were founded by HORNBACH-Baumarkt-AG or its subsidiary HORNBACH International GmbH. On the basis of the share purchase and assignment agreement dated February 20, 2004, HORNBACH-Baumarkt-AG acquired all the shares in HORNBACH Florapark GmbH from HORNBACH HOLDING AG at a purchasing price of € 1.

The companies generated a negative overall earnings contribution amounting to € 187k in the 2003/2004 financial year.

Additions during the 2002/2003 financial year related to the domestic real estate companies BM Immobilien Alpha GmbH, BM Immobilien Beta GmbH, BM Immobilien Gamma GmbH, BM Immobilien Zeta GmbH and the two Austrian real estate companies HT Immobilien Theta GmbH and HS Immobilien Sigma GmbH (in all cases since August 31, 2002).

Disposals during the 2003/2004 financial year related to HO Immobilien Omega GmbH, HR Immobilien Rho GmbH and HC Immobilien Chi GmbH, 99% of the shares in which were transferred to HORNBACH Real Estate Nederland B.V., a subsidiary of HORNBACH Immobilien AG. 1% of the shares continued to be held by HORNBACH International GmbH. The three companies excluded from the reporting entity as at 02.29.2004 contributed € -27k to the consolidated earnings for 2003/2004.

In the 2002/2003 financial year, HORNBACH Real Estate Nederland B.V. and HT Immobilien Theta GmbH were removed from the reporting entity on December 30, 2002.

The composition and development of the reporting entity was as follows:

	2003/2004	2002/2003
March 1	33	29
Companies consolidated for the first time	8	6
Companies sold during the year	-3	-2
February 29/28	38	33

The changes in the reporting entity during the financial year resulted in the following overall changes in the individual asset and liability items:

€ 000s	Additions 2003/2004	Disposals 2003/2004	Additions 2002/2003	Disposals 2002/2003
Tangible fixed assets	1,189	57	48	4,441
Other assets	7,663	210	127	157
Long-term liabilities	1,377	–	–	–
Short-term liabilities	7,475	267	175	4,598

Consolidated Subsidiaries

Company Name and Domicile	Equity [1] € 000s	Share-holding %
Germany		
HORNBACH International GmbH, Bornheim	25,584	100
Lafiora HORNBACH Florapark GmbH, Neustadt an der Weinstrasse	43	100
AWV Agentur für Werbung und Verkaufsförderung GmbH, Bornheim	110	100
Ollesch & Fitzner GmbH, Bornheim	554	100
BM Immobilien Alpha GmbH, Bornheim	382	100
BM Immobilien Beta GmbH, Bornheim	-220	100
BM Immobilien Gamma GmbH, Bornheim	0	100
BM Immobilien Zeta GmbH, Bornheim	-905	100
BM Immobilien Lambda GmbH, Bornheim	24	100
BM Immobilien Kappa GmbH, Bornheim	24	100
MacAllister GmbH, Bornheim		
- previously: BM Immobilien Sigma GmbH -	23	100
HORNBACH Versicherungsservice GmbH, Bornheim		
- previously: BM Immobilien Tau GmbH -	24	100
Other European Countries		
HORNBACH Baumarkt SK spol s.r.o., Bratislava, Slovakia	-323	100
HORNBACH Baumarkt CS spol s.r.o., Prague, Czech Republic	17,425	100
HORNBACH Baumarkt GmbH, Wiener Neudorf, Austria	29,674	100
EZ Immobilien Beta GmbH, Wiener Neudorf, Austria	685	100
SM Immobilien Delta GmbH, Wiener Neudorf, Austria	-159	100
HK Immobilien Kappa GmbH, Wiener Neudorf, Austria	-135	100
HL Immobilien Lambda GmbH, Wiener Neudorf, Austria	-364	100
SZ Immobilien Zeta GmbH, Wiener Neudorf, Austria	-6	100
HO Immobilien Omikron GmbH, Wiener Neudorf, Austria	-14	100
HS Immobilien Sigma GmbH, Wiener Neudorf, Austria	-13	100
HD Immobilien Dora GmbH, Wiener Neudorf, Austria	24	100
- previously: HB Immobilien- und Beteiligungsverwaltungs GmbH -		
HORNBACH Baumarkt Luxemburg S.à r.l., Bertrange, Luxembourg	10,128	100
HORNBACH Baumarkt (Schweiz) AG, Oberkirch, Switzerland	4,385	100
HORNBACH Byggmarknad AB, Gothenburg, Sweden	-6,340	100
HORNBACH Holding B.V., Amsterdam, Netherlands	20,548 [2]	100
HORNBACH Real Estate Zaandam B.V., Zaandam, Netherlands	1,151	100
HORNBACH Real Estate Kerkrade B.V., Kerkrade, Netherlands	831	100
HORNBACH Real Estate Tilburg B.V., Tilburg, Netherlands	694	100
HORNBACH Real Estate Groningen B.V., Groningen, Netherlands	-258	100
HORNBACH Real Estate Wateringen B.V., Wateringen, Netherlands	-80	100
HORNBACH Bouwmarkt (Nederland) B.V., Driebergen, Netherlands	-6,733	100
HORNBACH Real Estate Alblasserdam B.V., Alblasserdam, Netherlands	-780	100
HORNBACH Real Estate Nieuwegein B.V., Nieuwegein, Netherlands	-168	100
HORNBACH Real Estate Nieuwerkerk B.V., Nieuwerkerk, Netherlands	2,738	100
HORNBACH Real Estate Geleen B.V., Geleen, Netherlands	780	100

1) The shareholders' equity is equivalent to the local equity
2) Shareholders' equity in accordance with German commercial law

An overall summary of the shareholdings pursuant to Section 285 No. 11 and Section 313 (2 and 3) of the German Commercial Code (HGB) is filed in the Commercial Register of the Landau Local Court.

Subordination and profit and loss transfer agreements have been concluded between HORNBACH-Baumarkt-AG on the one hand and HORNBACH International GmbH and Ollesch & Fitzner GmbH on the other.

Foreign Currency Conversion

The consolidated financial statements have been compiled in euros and the amounts stated rounded up or down to the nearest thousand.

Transactions executed in foreign currencies have been converted at the respective transaction rate. All receivables and liabilities denominated in a foreign currency have been valued using the closing rate on the reporting date regardless of whether they have been hedged or not. The resultant exchange gains and losses have basically been included in the income statement. Forward exchange transactions have been stated at their current market value (fair value).

In line with IAS 21, the annual financial statements of foreign group companies have been converted into euros on the basis of the functional currency concept. This is the local currency for all of the companies in view of the fact that the foreign companies conduct their business independently from a financial, economic and organizational point of view. Accordingly, fixed assets, other assets and liabilities have been converted at the median rate on the reporting date. Income and expense items are converted using average rates. Exchange rate differences arising from the conversion of the annual financial statements of foreign subsidiaries are treated with no net income effect and are reported separately under revenue reserves.

The most important foreign exchange rates applied are as follows:

Rate on Reporting Date	Average Rate			
Country	02.29.2004	**02.28.2003**	2003/2004	**2002/2003**
CZK Czech Republic	32.4350	31.7460	32.04585	30.75019
SEK Sweden	9.2315	9.1408	9.12372	9.15176
CHF Switzerland	1.5780	1.4628	1.53665	1.46490
SKK Slovakia	40.5300	41.8410	41.30015	42.60159

Accounting and Valuation

Goodwill and other intangible assets

Goodwill arising from the acquisition of subsidiaries is converted at cost as the difference between the acquisition cost of the investment holding and the pro rata net assets of the subsidiary at current market values on the acquisition date, less any scheduled or extraordinary amortization. Goodwill attributable to foreign companies and the relevant adjustments to current market values are converted at the foreign exchange rate prevalent on the acquisition date. Any credit differences arising from the acquisition of subsidiaries are netted against goodwill asset items and reported as assets in the balance sheet. They are released with a corresponding charge to operations upon the expected losses at the acquired unit being incurred.

Other intangible assets are stated at cost of acquisition, less cumulative straight-line amortization. Financing costs which are directly allocable to the asset in the period during which such asset is being prepared for utility (qualified asset values) are capitalized as a component of the costs of acquisition or manufacture pursuant to IAS 23 (Borrowing Costs).

Amortization is calculated using the straight-line method and on the basis of the following economic useful lives:

Useful life	Years
Goodwill	15
Software and licenses	3 - 5
Other intangible assets	3 - 13

Tangible fixed assets

Tangible fixed assets, including real estate which is held for leasing purposes, are stated at cost of acquisition or of manufacture less cumulative depreciation. Scheduled depreciation is undertaken on a straight-line basis. If there are indications for an impairment of value and if the recoverable amount is less than the updated cost of acquisition or manufacture, then the tangible fixed assets are subject to extraordinary depreciation. If the reason for extraordinary depreciation undertaken in previous years no longer applies, a corresponding write-up is undertaken. Scheduled depreciation across the Group is uniformly based on the following economic useful lives:

Useful life	Years
Buildings and outdoor facilities (including rented properties)	15 - 33
Other facilities, plant and office equipment	3 - 15

Financing costs incurred in the context of real-estate development ("building interest") and which can be directly allocated to the acquisition, construction or establishment of land and buildings ("qualified assets") are capitalized as an integral part of the costs of acquisition or manufacture in accordance with IAS 23 (Borrowing Costs).

Leased tangible fixed assets which in economic terms constitute asset purchases with long-term financing (financial leasing) are stated at their current market value in compliance with IAS 17 (Leases) unless the cash value of the leasing payments is lower. Scheduled depreciation is undertaken over their economic useful lives or over the term of the contract if this is shorter. Application is made of the same method of depreciation which would apply for comparable assets acquired or manufactured. The obligations relating to future leasing payments are capitalized as liabilities.

Financial assets

In line with IAS 39, financial assets are subdivided as follows: financial assets held until their final maturity and assets available for disposal. Purchases and sales of securities are reported as of their respective trading dates.

Financial assets are initially stated at cost of acquisition. Assets destined for disposal are subsequently stated at current value, provided that a market price is available on an active market or if their market value can reliably be determined in some other way.

Inventories

Inventories are stated at cost of acquisition or manufacture or at their lower realizable value. The acquisition costs of inventory holdings are determined using weighted average prices. Account is taken of the principle of loss-free valuation. The net realizable value is taken to be the expected realizable sales proceeds less the costs incurred by such disposal.

Accounts receivable and other assets

Accounts receivable and other assets are stated at cost of acquisition or at their lower cash value. Account is taken of all identifiable individual risks and general credit risk based on empirical values by means of appropriate value reductions for these items.

Liquid funds

Liquid funds include cash on hand and short-term deposits with maturity dates of less than three months.

Leasing contracts

In the case of leasing contracts in which the respective benefits and risks relating to the asset are mainly transferred to the company, the asset in question is capitalized and stated less cumulative depreciation. Moreover, a corresponding liability is capitalized in the amount of the current market value of the asset or the lower cash value of the minimum leasing payments.

Asset write-downs

With the exception of inventories, deferred tax assets and those assets which are stated at their current values, a review is undertaken of all assets on each reporting date to ascertain whether there are indications for an impairment of value due to specific facts or circumstances. An exceptional write-down is recorded in the income statement if the net realizable value is less than the book value of the respective asset. A write-up is undertaken if the reasons for the exceptional write-down no longer apply.

Provisions

Provisions are taken for contingent obligations to third parties if such obligations will probably result in a future charge on assets. The provisions are stated after taking account of all discernible risks up to the anticipated settlement amount and are not offset against recourse claims. If the overall effect is material, long-term provisions are stated at their cash value discounted to the end of their respective terms. Provisions for contingent losses are accounted for if the contractual obligations in the case of stores rented from third parties are higher than the anticipated economic benefits.

Liabilities

Financial liabilities (bank loans, bonds) are recorded at the individual loan amounts less transaction costs and are subsequently reported at their updated cost of acquisition. Other liabilities are stated at their repayment amounts.

Sales

Income from the sale of goods is recorded at the time of the transfer of ownership.

Rental income

Rental income is recorded on a straight-line basis for the duration of the rental period.

Public grants

Public grants awarded to cover expenses incurred and for assistance purposes are recorded as extraordinary income in the income statement.

Expenses

Rental expenses are recorded as costs on a straight-line basis over the term of the rental contract. Interest expenses and interest income are recorded in line with the period for which the loan was granted.

Tax expenses include current and deferred taxation unless they are attributable to facts or circumstances which are directly accounted for in the shareholders' equity.

In line with IAS 12 (2000 revision), deferred taxes are accounted for and valued using the balance sheet liability method based on the tax rate valid at the realization date. Deferred tax assets are stated for anticipated tax benefits arising from future realizable losses brought forward. Deferred tax assets arising from temporary differences and tax losses carried forward which exceed temporary taxable differences are only stated to the extent that it can be assumed with reasonable certainty that the company in question will achieve an adequate level of taxable income.

With regard to the existing share option plans, no expenses have been taken into account for the difference between the exercise price and the market value of shares or the intrinsic value of the share options granted as long as the options have not been exercised.

Segment Reporting

2003/2004 in € million (2002/2003 in € million)	DIY Megastores	Real Estate	Miscellaneous and Consolidation	HORNBACH-Baumarkt-AG Group
Segment income	**1,921.5**	**79.0**	**-77.5**	**1,923.0**
	(1,625.5)	(61.9)	(-59.9)	(1,627.5)
Sales to external third parties	1,920.0	0.0	0.0	1,920.0
	(1,624.8)	(0.0)	(0.0)	(1,624.8)
Sales to affiliated companies	1.5	0.0	0.0	1.5
	(0.7)	(0.0)	(0.0)	(0.7)
Rental income from affiliated companies	0.0	78.2	-77.5	0.7
	(0.0)	(60.6)	(-59.9)	(0.7)
Rental income from external third parties	0.0	0.8	0.0	0.8
	(0.0)	(1.3)	(0.0)	(1.3)
Segment results	**47.0**	**26.1**	**-6.1**	**67.0**
	(25.9)	(27.2)	(-6.8)	(46.3)
of which:				
Depreciation	40.6	15.5	6.2	62.3
	(35.8)	(14.5)	(6.8)	(57.1)
Segment assets	**633.7**	**483.5**	**45.1**	**1,162.3**
	(556.1)	(498.8)	(38.1)	(1,093.0)
Investments	**33.0**	**28.5**	**11.7**	**73.2**
	(54.9)	(76.4)	(8.2)	(139.5)
Segment liabilities	**318.5**	**342.1**	**138.4**	**799.0**
	(266.9)	(383.7)	(92.9)	(743.5)

Analysis by geographical regions

The Other European Countries segment includes the Czech Republic, Austria, the Netherlands, Luxembourg, Switzerland, Sweden and Slovakia.

Segment sales are allocated to the geographical region in which the sales were generated. The sales for Other European Countries include segment sales to be reported pursuant to IAS 14.69 for our subsidiaries in Austria amounting to € 245.7m (2002/2003: € 196.9m). Segment assets are allocated to the region in which they are located. Investments relate to the assets allocated to the respective segments. The segment assets and investments for Other European Countries include segment assets to be reported pursuant to IAS 14.69 amounting to € 133.5m (2002/2003: € 135.9m) and investments of € 6.2m (2002/2003: € 34.7m) relating to our subsidiaries in the Netherlands.

2003/2004 in € million (2002/2003 in € million)	Federal Republic of Germany	Other European Countries	Miscellaneous and Consolidation	HORNBACH-Baumarkt-AG Group
Segment income	**1,347.6**	**611.3**	**-35.9**	**1,923.0**
	(1,227.7)	(423.5)	(-23.7)	(1,627.5)
Sales to external third parties	1,309.5	610.5	0.0	1,920.0
	(1,202.2)	(422.6)	(0.0)	(1,624.8)
Sales to affiliated companies	37.4	0.0	-35.9	1.5
	(22.9)	(0.0)	(-22.2)	(0.7)
Rental income from affiliated parties	0.7	0.0	0.0	0.7
	(2.2)	(0.0)	(-1.5)	(0.7)
Rental income from external third parties	0.0	0.8	0.0	0.8
	(0.4)	(0.9)	(0.0)	(1.3)
Segment assets	**892.0**	**351.1**	**-80.8**	**1,162.3**
	(825.2)	(358.3)	(-90.5)	(1,093.0)
Investments	**44.9**	**28.3**	**0.0**	**73.2**
	(52.4)	(87.1)	(0.0)	(139.5)

The segment reporting is undertaken in compliance with the accounting and valuation methods used in the consolidated financial statements. The sales to external third parties are net sales. Transfer prices between the segments are equivalent to those applied to external third parties.

Segment definition

The allocation of operating divisions (segments) basically corresponds to the internal reporting system used by the Board of Management of the HORNBACH-Baumarkt-AG Group for managing the company. The primary reporting system is based on operating divisions, whereas the secondary reporting system differentiates between the regions of Germany and of Other European Countries. The "DIY Megastores" segment includes the 110 (2002/2003: 102) DIY megastores combined with garden centers which are grouped together in the HORNBACH-Baumarkt-AG Group. The "Real Estate" segment includes the retail properties held by companies in the HORNBACH-Baumarkt-AG Group, which rent and charge the properties on normal market conditions to the respective DIY megastores with garden centers within the Group. The "Miscellaneous and Consolidation" segment includes administration and consolidation items which are not attributable to the individual segments.

Segment results

The segment results depicted represent earnings before interest and tax (EBIT) and extraordinary expenses. In addition to income taxes, these taxes also include miscellaneous taxes.

Segment assets and liabilities

Assets and liabilities in the consolidated balance sheet have been directly allocated to the individual segments as far as possible. The remaining assets and liabilities have been allocated on an appropriate basis. Liabilities in the consolidated balance sheet have been increased by liabilities to group companies in the individual segments and have been allocated to the individual segments on a causation basis. The resultant adjustments have been eliminated under the "Miscellaneous and Consolidation" item.

Notes on the Consolidated Income Statement

(1) Sales

The sales mainly include income from the DIY megastores segment. Income amounting to € 1,482k (2002/2003: € 1,998k) from the rental of real estate has also been included under the heading of sales.

The sales of the Group broken down into operating divisions and regions have been depicted in the segment reporting.

(2) Other own work capitalized

The capitalized own-account services amounting to € 1,391k (2002/2003: € 0k) relate to the internal expenses incurred in connection with the establishment and preparation of the utility of the SAP systems.

(3) Other operating income

Other operating income consists of the following items:

	2003/2004 € 000s	2002/2003 € 000s
Other income from operating activities		
Income from advertising allowances	13,322	11,636
Income from allocations to the HORNBACH HOLDING Group	1,807	1,559
Income from the release of provisions	790	1,022
Income from the disposal of miscellaneous fixed assets	458	306
Income from exchange rate differences	418	63
Other income	7,439	3,862
	24,234	**18,448**
Other income from non-operating activities		
Income from the sale of investments		
and from the disposal of DIY megastore properties	1,017	6,986
	25,251	**25,434**

The remaining other income mainly relates to refunds from suppliers, flight hour refunds, personnel contributions, damages payments and cost allowances granted by suppliers.

Non-operating income in the 2003/2004 financial year relates to income from the sale of three (2002/2003: one) real-estate investments. Furthermore, the sale of two pieces of DIY megastore property has been reported under the non-operating earnings for the 2003/2004 financial year.

The DIY megastore properties were subsequently rented back on a long-term basis within the framework of an operating lease. There is a rental prolongation and purchase option at the end of the non-terminable basic rental period.

(4) Cost of materials

	2003/2004 € 000s	2002/2003 € 000s
Expenses for ancillary materials and purchased goods	1,228,975	1,049,628
Expenses for external services	12,838	8,581
	1,241,813	**1,058,209**

(5) Personnel expenses

	2003/2004 € 000s	2002/2003 € 000s
Wages and salaries	250,244	212,271
Social security contributions	53,911	43,378
	304,155	**255,649**

The average number of employees was as follows:

	2003/2004	2002/2003
Salaried employees	9,255	8,331
Wage-earners	191	325
Trainees	464	448
	9,910	**9,104**
of which part-time employees	2,128	1,657

In terms of geographical regions, 6,685 (2002/2003: 6,340) of the average number of employees were employed in Germany and 3,225 (2002/2003: 2,764) were employed in other European countries in the 2003/2004 financial year.

(6) Depreciation and amortization

Depreciation of tangible fixed assets and amortization of intangible assets:

	2003/2004 € 000s	2002/2003 € 000s
Scheduled amortization of goodwill	404	289
Scheduled amortization of intangible assets and depreciation of fixed tangible assets	57,000	55,170
Extraordinary depreciation of tangible fixed assets	4,874	1,624
Depreciation and amortization	**62,278**	**57,083**
Depreciation and amortization included in extraordinary expenses	0	161
	62,278	**57,244**

The extraordinary depreciation undertaken during the 2003/2004 financial year relates to land and to plant and office equipment. Reference is also made to Note 14.

(7) Other operating expenses

Other operating expenses consist of the following items:

	2003/2004 € 000s	2002/2003 € 000s
Cost of premises	119,946	102,805
Sales and advertising expenses	76,895	68,106
Administration expenses	44,227	38,051
Other operating expenses	33,414	26,747
	274,482	**235,709**

Other operating expenses mainly include the addition of provisions for disadvantageous contracts, miscellaneous personnel expenses, write-downs of accounts receivable, losses incurred on the disposal of fixed assets, repairs and maintenance and vehicle costs. They also include expenses relating to exchange rate differences amounting to € 1,593k (2002/2003: € 1,132k).

Expenses relating to real estate leased to third parties amounting to € 544k (2002/2003: € 1,076k) have been accounted for under other operating expenses.

(8) Net financial expenses

	2003/2004 € 000s	2002/2003 € 000s
Other interest and similar income	411	801
(of which from affiliated companies)	(36)	(427)
Income from the fair value valuation of derivative financial instruments	230	664
Other interest and similar expenses	21,432	21,872
(of which to affiliated companies)	(1,135)	(1,296)
Expenses relating to the fair value valuation of derivative financial instruments	0	437
Interest expenses (net)	**20,791**	**20,844**

In line with IAS 17 (Leases), financial leasing contracts are shown under tangible fixed assets and the interest component amounting to € 330k (2002/2003: € 376k) under interest and similar expenses. Net interest expenses do not include interest incurred for financing the construction stage of real-estate development measures. This interest amounted to € 1,509k (2002/2003: € 2,827k) in the year under report and has been capitalized as an integral component of the costs of acquisition and manufacture of the tangible fixed assets concerned. Further financing costs amounting to € 43k (2002/2003: € 0k) were capitalized for the period of preparing the utility of SAP. The average financing cost rate of 5.4% to 5.5% has been used to determine the level of debt capital costs to be capitalized.

In the previous year, the respective third-party financing rate (3.2% to 4.0%) was used for those cases in which external funds were directly taken up to finance the investment. An average financing cost rate of 6% was used in all other cases.

(9) Taxes on income

Taxes on income include the taxes on income paid or payable in the individual countries, as well as deferred tax accruals. The German companies included in the HORNBACH-Baumarkt-AG Group are subject to an average trade tax rate of approximately 16% of their trading income, with the aforesaid tax being deductible for corporate income tax purposes. The corporate income tax rate amounts to 25%, plus 5.5% solidarity surcharge.

The Flood Victim Solidarity Act was announced in September 2002, as a result of which corporate income tax is subject to a one-off increase to 26.5% for the 2002/2003 financial year.

All domestic deferred tax items continue to be valued using an average tax rate of 38%. The calculation of foreign income taxes is based on the relevant laws and regulations in force in the individual countries. The income tax rates applied to foreign companies range from 20% to 35%.

The actual income tax charge of € 16,926k (2002/2003: € 4,450k) is € 152k higher (2002/2003: € 4,510k lower) than the expected tax charge of € 16,774k (2002/2003: € 8,960k) which would have been payable by applying the average tax rate of 38% (2002/2003: 38%) to the pre-tax earnings of the Group.

Tax loss carryovers not utilized to date amount to € 28,089k (2002/2003: € 32,668k). No deferred tax assets have been reported in the case of loss carryovers amounting to € 635k, given that a future realization of the resultant benefit is not to be expected.

Break-down of the tax charge:

	2003/2004 € 000s	2002/2003 € 000s
Current taxation on income		
Germany	16,218	10,142
Other countries	1,439	409
	17,657	**10,551**
Deferred taxes		
Based on changes in temporary differences	-2,661	-4,209
Based on changes to tax rates	-141	0
Based on loss carryovers	2,652	-4,558
	-150	**-8,767**
Tax charge reported under extraordinary expenses (2002/2003: tax income)	-581	2,666
Taxes on income	**16,926**	**4,450**

Deferred taxes amounting to € -41k (2002/2003: € 901k) have been recorded under shareholders' equity without any charge on operations.

The transition from the anticipated to the actual income tax charge is as follows:

	2003/2004		2002/2003	
	€ 000s	%	€ 000s	%
Anticipated income tax charge	16,774	100.0	8,960	100.0
Tax rate differences	-2,122	-12.7	1,002	11.2
Tax-free income	-58	-0.3	-2,519	-28.1
Tax reductions due to distributions	–	–	-2,175	-24.3
Tax increases due to change in tax rates	141	0.8	–	–
Tax increases attributable to expenses not deductible for tax purposes	1,725	10.3	1,398	15.6
Non-period current and deferred taxes	639	3.8	-2,082	-23.2
Miscellaneous tax effects	-173	-1.0	-134	-1.5
Taxes on income	**16,926**	**100.9**	**4,450**	**49.7**
Effective tax rate (%)	38.7		19.0	

(10) Other taxes

Other taxes amounting to € 2,368k (2002/2003: € 2,040k) mainly relate to real estate tax, Austrian municipal taxes and vehicle taxes.

(11) Extraordinary expenses (net)

The net extraordinary expenses mainly include income amounting to € 1,673k (2002/2003: € 892k) from the allocation of public grants to cover the damages caused by the flood catastrophe in August 2002. There are no conditions or any other performance contingencies in connection with the assistance thereby granted.

The expenses reported in the previous year mainly include the write-off of damaged inventory, waste disposal and cleaning expenses, the obligation to re-establish a rented DIY megastore with a garden center and the depreciation of other assets, plant and office equipment and ongoing operating costs during the period of the store remaining closed on account of the flooding.

	2003/2004 € 000s	2002/2003 € 000s
Extraordinary expenses	-18	-10,305
Extraordinary income	1,718	3,174
Extraordinary expenses before tax	**1,700**	**-7,131**
Tax effect on extraordinary expenses	-581	2,666
Extraordinary expenses after tax	**1,119**	**-4,465**

(12) Earnings per share

The undiluted earnings per share are calculated in line with IAS 33 (Earnings Per Share) by dividing the *consolidated net income for the year allocable to the shareholders of* HORNBACH-*Baumarkt*-AG *by the* weighted average number of shares in circulation during the financial year.

Earnings per share

€	2003/2004	2002/2003
Number of shares issued	15,011,500	15,011,500
Consolidated net income for the year allocable to the shareholders of HORNBACH-Baumarkt AG	27,990,267.46	14,480,771.71
Earnings per share	**1.86**	**0.96**

There are potentially diluted shares on account of the share option plan (Note 33), but these have no impact on the earnings per share figure in view of the fact that the exercise hurdles have not yet been attained.

Notes on the Consolidated Balance Sheet

(13) Intangible assets

The development of intangible assets during the year under report was as follows:

€ 000s	Franchises, industrial property rights and similar rights and values and licenses to such rights and values	Goodwill	Advance Payments	Total
Cost of acquisition / manufacture				
Balance at 03.01.2003	35,165	4,378	835	40,378
Foreign currency conversion	-17	0	-2	-19
Changes to reporting entity	4	-368	0	-364
Additions	4,069	115	2,266	6,450
Disposals	249	0	7	256
Reclassifications	682	0	-682	0
Balance at 02.29.2004	**39,654**	**4,125**	**2,410**	**46,189**
Amortization				
Balance at 03.01.2003	26,822	510	0	27,332
Foreign currency conversion	-9	0	0	-9
Additions	3,450	404	0	3,854
Disposals	145	0	0	145
Balance at 02.29.2004	**30,118**	**914**	**0**	**31,032**
Book value at 02.29.2004	**9,536**	**3,211**	**2,410**	**15,157**
Book value at 02.28.2003	8,343	3,868	835	13,046

The changes to goodwill for the reporting entity in the 2003/2004 financial year relate to the addition of a negative difference resulting from the initial consolidation of Lafiora HORNBACH Florapark GmbH, which consists of € –957k from the capital consolidation and € 589k of derivative goodwill. The negative difference relating to the capital consolidation results from future losses which are expected to be incurred in the 2004/2005 financial year and which were accounted for in the acquisition price. Income from the release of the negative difference in the 2003/2004 financial year has not been recorded.

The additions to franchises, industrial property rights and similar rights and values and licenses to such rights and values mainly relate to license fees for SAP software and expenses incurred in connection with adapting the software to its intended utilization. The additions to advance payments relate to outgoing payments for the planned expansion of SAP to include the retail module.

As in the previous year, there are no major restrictions on ownership and disposition rights.

(14) Tangible fixed assets

Tangible fixed assets showed the following developments during the year under report:

€ 000s	Land, leasehold rights and buildings, including buildings on non-proprietary land	Buildings leased to third parties and reserve land in line with IAS 40 (Investment Property)	Other facilities, plant and office equipment	Advance payments and assets under construction	Total
Cost of acquisition / manufacture					
Balance at 03.01.2003	546,228	17,036	331,777	29,963	925,004
Foreign currency conversion	-3,312	0	-767	-101	-4,180
Changes in reporting entity	-32	0	1,189	-25	1,132
Additions	23,569	4	35,080	6,299	64,952
Disposals	30,233	25	13,789	851	44,898
Reclassifications	14,886	-1,752	6,564	-19,698	0
Balance at 02.29.2004	**551,106**	**15,263**	**360,054**	**15,587**	**942,010**
Depreciation					
Balance at 03.01.2003	64,015	2,848	208,029	263	275,155
Foreign currency conversion	-76	0	-162	0	-238
Additions	16,567	783	41,074	0	58,424
Disposals	449	8	12,513	0	12,970
Reclassifications	0	0	0	0	0
Balance at 02.29.2004	**80,057**	**3,623**	**236,428**	**263**	**320,371**
Book value at 02.29.2004	**471,049**	**11,640**	**123,626**	**15,324**	**621,639**
Book value at 02.28.2003	482,213	14,188	123,748	29,700	649,849

Extraordinary depreciation amounting to € 4,874k (2002/2003: € 1,624k) was undertaken during the year under report on real estate (€ 3,903k) in the real-estate segment and on plant and office equipment (€ 971k) at the central administration. The extraordinary depreciation was attributable to the valuation of assets whose book values were in excess of their respective net realizable price. The net realizable price was determined by independent experts on the basis of capitalized earnings power. Reference is made to Note 8 with regard to capitalized financing costs.

The land is predominantly owned by HORNBACH-Baumarkt-AG and by foreign real-estate companies established for this purpose.

Other equipment, plant and office equipment mainly relate to HORNBACH-Baumarkt-AG in the case of German consolidated companies and to HORNBACH Baumarkt GmbH, HORNBACH Baumarkt Luxemburg S.A.R.L., HORNBACH Baumarkt CS spol s.r.o., HORNBACH Bouwmarkt (Nederland) B.V., HORNBACH Baumarkt (Schweiz) AG and HORNBACH Byggmarknad AB in the case of the foreign consolidated companies.

Real estate leased to third parties and reserve land not yet scheduled for any specific use mainly relate to retail properties at various locations in Germany. The respective rental contracts have basic rental periods of 1 to 15 years and in some cases provide for prolongation options for the lessee. The properties leased to third parties are stated at cost less scheduled straight-line depreciation. A useful life of 33 years has been assumed. The market value of real estate leased to third parties, including reserve land, amounts to approximately € 12,953k (2002/2003: € 15,367k). The market values have been determined by independent experts in the overwhelming majority of cases. The valuations are based on the capitalized earnings power of the individual pieces of real estate on the open market at the reporting date on February 29, 2004.

Fixed assets which are available to the Group on the basis of financial leasing contracts have been reported in the balance sheet as fixed assets amounting to € 3,720k (2002/2003: € 4,409k). These relate to rented buildings. Financial leasing contracts are generally concluded for a basic rental period of 10 to 20 years. At the end of the basic rental period, there is an option to extend the contract at least once for a period of 5 years. The leased assets act as security for the relevant leasing obligations.

In addition to financial leasing contracts, the HORNBACH-Baumarkt-AG Group has rental and leasing contracts for DIY megastore real estate which qualify as operating leasing contracts as a result of the assets leased being economically attributable to the lessor. The leasing contracts have non-terminable basic rental periods of 15 to 20 years and generally have a rent prolongation or purchase option.

A sum of € 82,320k was reported as rental expenses resulting from operating leasing contracts, including ancillary expenses, in the 2003/2004 financial year (2002/2003: € 70,704k).
The real estate in question acts as security amounting to € 427,560k (2002/2003: € 408,272k) to cover bank loans.

(15) Financial assets

Financial assets showed the following developments during the year under report:

€ 000s	Shares in affiliated companies	Share-holdings	Investment securities	Advance payments for financial assets	Total
Cost of acquisition					
Balance at 03.01.2003	235	0	221	601	1,057
Changes in reporting entity	-210	1	0	0	-209
Additions	0	0	21	0	21
Disposals	25	0	0	0	25
Balance at 02.29.2004	0	1	242	601	844
Book value at 02.29.2004	**0**	**1**	**242**	**601**	**844**
Book value at 02.28.2003	235	0	221	601	1,057

Investment securities relate to securities which have to be held for legal reasons in Austria as cover for personnel-related provisions.

Advance payments for financial assets relate to the purchase of a real-estate investment.

A sum of € 242k (2002/2003: € 221k) of the total financial assets has been stated at market value.

All other financial assets are stated at cost of acquisition in view of the fact that market values cannot be reliably determined.

(16) Other long-term assets

Other assets relate to deposits of € 1,550k (2002/2003: € 1,550k) paid as security for possible subsequent claims of the buyer to purchase price reductions. The deposits have a maximum term of 17 years.

(17) Deferred taxes

Deferred taxes relate to the following items:

	02.29.2004		02.28.2003	
	Assets € 000s	Liabilities € 000s	Assets € 000s	Liabilities € 000s
Intangible assets and tangible fixed assets	1,639	35,893	1,880	37,165
Inventories	147	2,964	–	2,481
Short-term assets	–	235	–	210
Other provisions	3,052	–	641	52
Liabilities	1,181	1,358	1,292	1,599
Tax-free reserves	–	1,570	–	1,951
Loss carryovers	9,038	–	9,605	–
Consolidated balance sheet	**15,057**	**42,020**	**13,418**	**43,458**

The tax legislation in a number of countries in which the Group has operations grants tax exemption to certain earnings, provided that these are not distributed to shareholders. Tax-exempt earnings continued to amount to € 684k at the reporting date, which would result in tax obligations amounting to € 293k if they were distributed to shareholders.

(18) Inventories

	02.29.2004 € 000s	02.28.2003 € 000s
Auxiliary materials and supplies	1,579	2,043
Merchandise	476,172	394,842
Inventories (gross)	**477,751**	**396,885**
Less value impairments	52,776	33,663
Inventories (net)	**424,975**	**363,222**

(19) Accounts receivable and other assets

The accounts receivable and other assets of the Group are structured as follows:

	02.29.2004 € 000s	02.28.2003 € 000s
Deferred charges and prepaid expenses	6,781	3,437
Tax refund claims	6,338	4,530
Receivables from credit card companies	5,268	2,786
Receivables from credit notes for goods, inter alia	4,009	2,926
Claims from contractual penalties	2,852	1,560
Trade accounts receivables	2,050	1,300
Receivables from affiliated companies	813	1,374
of which: from shareholders	(145)	(350)
Receivables from sale of shareholdings	0	5,813
Receivables from sale of real estate	0	330
Other assets	6,445	3,748
	34,556	**27,804**

Write-downs amounting to € 786k (2002/2003: € 568k) have been undertaken on trade accounts receivable.

As in the previous year, there are no major restrictions on ownership or disposition rights in respect of the other receivables and assets reported in the balance sheet.

Deferred charges and prepaid expenses mainly relate to TV advertising time paid in advance for March 2004, to prepayments made for the maintenance of hardware and software and to insurance premiums paid.

(20) Liquid funds

	02.29.2004 € 000s	02.28.2003 € 000s
Credit balances at banks	34,202	13,227
Checks and cash on hand	14,361	9,837
Total	**48,563**	**23,064**

Shareholders' Equity

The development of shareholders' equity in the HORNBACH-Baumarkt-AG Group is shown in the change in shareholders' equity schedule for the 2002/2003 and 2003/2004 financial years.

(21) Subscribed capital

The subscribed capital amounts unchanged to € 45,034,500.00. It is divided into 15,011,500 individual ordinary shares, each with a nominal amount of € 3.00 in the equity capital.

The following provisions apply for the authorized and conditional capital:

The previous authorized capital I and authorized capital II with nominal amounts of up to € 6,391,148.51 and € 12,782,297.03 respectively were annulled by resolution of the annual general meeting on August 28, 2003. The annual general meeting resolved to create new authorized capital I and authorized capital II in line with the following provisions:

The Board of Management is authorized, with the approval of the Supervisory Board of the company, to increase the registered capital of the company by up to € 7,500,000.00 (nominal amount) by August 28, 2008 by means of a single or repeated issue of new shares – ordinary shares with voting rights or non-voting preference shares – in exchange for cash contributions (Authorized Capital I).

The Board of Management is authorized, with the approval of the Supervisory Board of the company, to increase the registered capital of the company by up to € 15,000,000.00 (nominal amount) by August 28, 2008 by means of a single or repeated issue of new shares – ordinary shares with voting rights or non-voting preference shares – in exchange for cash or non-cash contributions (Authorized Capital II).

Total authorized capital therefore amounts to € 22,500,000.00. This corresponds to 49.96% of the current equity capital.

The conditional increase in the registered capital for executing the 1997 share option plan on the basis of the resolution passed by the annual general meeting of August 28, 1997 – now amounting to € 565,500.00 – is still valid (Conditional Capital I). A sum of € 303,000.00 of Conditional Capital I can no longer be used in view of the fact that the subscription period for the convertible bond was from May 12 to June 6, 1997 and has therefore expired.

The annual general meeting held on August 26, 1999 resolved the creation of additional conditional capital up to a total nominal amount of € 4,500,000.00 by means of the issue of up to 1,500,000 ordinary shares. This capital is earmarked for the HORNBACH share option plan of 1999, details of which can be found under Note 33 (Conditional Capital II).

Total conditional capital therefore amounts to € 5,065,500.00. This corresponds to 11.25% of the current equity capital.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on April 20, 2002 pursuant to Section 41 (3) of the Securities Trading Act (WpHG): HORNBACH HOLDING AG, Bornheim/Pfalz, has notified us in accordance with Section § 41 (2) Sentence 1 of the Securities Trading Act (WpHG) that it held 80.29% of the voting rights in HORNBACH-Baumarkt-AG on April 1, 2002. These relate exclusively to its own voting rights.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on August 16, 2002 pursuant to Section 25 (1) of the Securities Trading Act (WpHG): HORNBACH-Familien-Treuhandgesellschaft mbH, Annweiler am Trifels, has notified us in accordance with Section 21 (1) and Section 22 (1) of the Securities Trading Act (WpHG) that its share of the voting rights in HORNBACH-Baumarkt-AG exceeded the 5% threshold on August 6, 2002 and is now equivalent to 80.29%. These relate exclusively to voting rights allocable in accordance with Section 22 (1) No. 1 of the Securities Trading Act (WpHG).

Furthermore, HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on October 16, 2002 pursuant to Section 25 (1) of the Securities Trading Act (WpHG): Kingfisher plc, London/UK, has notified us in accordance with Section 21 (1) of the Securities Trading Act (WpHG) that its share of the voting rights in HORNBACH-Baumarkt-AG, Bornheim bei Landau/Pfalz, exceeded the 5% threshold on October 11, 2002.

Kingfisher plc is now entitled to approximately 5.5% of the voting rights in our company (826,924 ordinary shares). These relate exclusively to its own voting rights. Prior to its acquisition of the 826,924 voting rights, Kingfisher held no voting rights whatsoever in HORNBACH-Baumarkt-AG.

(22) Capital reserve

No changes have been made to the capital reserve, which consists of the following items:

	€ million
Premium on the issue of shares by HORNBACH-Baumarkt-AG in 1993/1994	128.8
Premium on the convertible bonds converted by HORNBACH-Baumarkt-AG in 1998/1999	0.3
Withdrawal in 1999/2000 for the Euro equalization of the subscribed capital	-6.6
	122.5

(23) Revenue reserves

Revenue reserves relate to "statutory reserves" and "other revenue reserves".

The revenue reserves include foreign exchange conversion differences amounting to € -203k (2002/2003: € 947k).

(24) Distributable earnings and dividends

The distributable amounts relate to the retained earnings of HORNBACH-Baumarkt-AG determined in accordance with German commercial law.

The Board of Management and the Supervisory Board of HORNBACH-Baumarkt-AG will propose to the annual general meeting that the retained earnings amounting to € 13,126,041.72 on February 29, 2004 be appropriated as follows:

	€
A dividend of € 0.87 on 15,011,500 ordinary shares	13,060,005.00
Balance to be carried forward to following year	66,036.72
	13,126,041.72

(25) Financial liabilities

Financial liabilities are made up of the following items:

2003/2004 Financial Year	Maturity Periods			
€ 000s	Short-term	Long-term		02.29.2004
	< 1 year	1-5 years	> 5 years	Total
Bonds	–	188	–	188
of which: convertible	–	(188)	–	(188)
Liabilities to banks	125,013	182,950	99,614	407,577
Liabilities in connection with financial leasing contracts	746	1,716	2,037	4,499
Liabilities in connection with derivative financial instruments	3,198	–	–	3,198
	128,957	184,854	101,651	415,462

2002/2003 Financial Year	Maturity Periods			
€ 000s	Short-term	Long-term		02.28.2003
	< 1 year	1-5 years	> 5 years	Total
Bonds	–	197	–	197
of which: convertible	–	(197)	–	(197)
Liabilities to banks	124,217	178,696	104,630	407,543
Liabilities in connection with financial leasing contracts	695	2,302	2,197	5,194
Bill liabilities	3,543	–	–	3,543
	128,455	181,195	106,827	416,477

Land charges of € 427,560k (2002/2003: € 408,272k) have been registered as collateral for liabilities to banks.

The HORNBACH-Baumarkt-AG Group had credit lines and other financing agreements amounting to € 181.9m on February 29, 2004. The unutilized credit lines and free financing agreements amounted to € 75.9m (2002/2003: € 13.5m). Furthermore, the HORNBACH HOLDING AG Group has outstanding credit lines for letter of credit amounting to USD 15.0m, of which USD 8.5m (2002/2003: USD 6.0m) had not been utilized.

In addition to existing current account liabilities at normal market conditions, the Group also has medium and long-term liabilities to banks. These are mostly fixed-interest loans and consist of the following items:

2003/2004 Financial Year	Currency	% Interest Agreement (including swap)	Maturity	Amount 02.29.2004 € 000s
Loans	€	0.5 to 4.9	2005 to 2023	15,894
Mortgage loans	€	4.56 to 7.72	2004 to 2018	262,007
	CZK	5.08 to 7.98	2010 to 2018	36,638
				314,539

2002/2003 Financial Year	Currency	% Interest Agreement (including swap)	Maturity	Amount 02.29.2004 € 000s
Loans	€	4.8 to 5.85	2006 to 2023	2,422
Mortgage loans	€	3.53 to 7.72	2004 to 2017	278,884
	CZK	6.25 to 7.98	2010 to 2015	30,466
				311,772

The variable interest rates of swapped mortgage loans bear interest at the 3 month EUR-Libor rate, the 6 month EUR-Libor rate, the 3 month Euribor rate and the 6 month Euribor rate. The swap margins range from 0.30 to 1.30 base points (2002/2003: 0.30 to 0.75).

Transition of future leasing payments to the liabilities from financial leasing contracts:

2003/2004 Financial Year € 000s	Total	Maturity Periods < 1 year	1 to 5 years	> 5 years
Total leasing payments to be made in future	6,160	1,026	2,415	2,719
Interest component	1,661	280	699	682
Liabilities from financial leasing contracts	4,499	746	1,716	2,037
	6,160	**1,026**	**2,415**	**2,719**

2002/2003 Financial Year € 000s	Total	Maturity Periods < 1 year	1 to 5 years	> 5 years
Total leasing payments to be made in future	7,185	1,025	3,139	3,021
Interest component	1,991	330	837	824
Liabilities from financial leasing contracts	5,194	695	2,302	2,197
	7,185	**1,025**	**3,139**	**3,021**

(26) Other long-term liabilities

The other long-term liabilities amounting to € 6,857k (2002/2003: 5,800k) mainly relate to accruals for the amounts paid by HORNBACH Immobilien AG in the 1998/1999 financial year in settlement of damages sustained by HORNBACH-Baumarkt-AG in connection with the termination of existing rental agreements and the conclusion of new rental agreements with an increased rent and the assumption of maintenance expenses. The accrual item established for this purpose is being written back to earnings over the outstanding term of the original rental agreements (19 years).

(27) Trade accounts payable and other liabilities

	02.29.2004 € 000s	02.28.2003 € 000s
Advance payments received for orders	3,885	2,919
Trade accounts payable	153,784	151,015
Liabilities to affiliated companies	72,580	44,248
of which: to shareholders	(271)	(10,347)
Other liabilities	41,244	41,057
of which: taxation	(7,787)	(6,644)
of which: social security contributions	(7,384)	(6,056)
	271,493	**239,239**

As in the previous year, all trade accounts payable and other liabilities have an outstanding term of less than one year. Trade accounts payable are secured by reservations of title to the customary extent.

Taxation liabilities include amounts for which the individual group companies are liable. Liabilities for social security contributions mainly include contributions yet to be remitted to the social security funds. Other liabilities mainly include amounts due for outstanding invoices and liabilities for salary payments to employees.

(28) Taxation and other provisions

Provisions for taxation and other provisions showed the following developments during the 2003/2004 financial year:

Type of provision € 000s	Opening Balance 03.01.2003	Changes to Reporting Entity	Foreign Currency Conversion	Utilized	Released	Addition	Closing Balance 02.29.2004
Tax provisions	**9,494**	**0**	**0**	**3,857**	**342**	**8,914**	**14,209**
Other provisions							
Personnel expenses	22,411	284	-77	12,933	62	24,201	33,823
Miscellaneous	6,607	2,552	-69	4,154	728	10,890	15,099
	29,018	**2,836**	**-146**	**17,087**	**790**	**35,091**	**48,922**
Total	**38,512**	**2,836**	**-146**	**20,944**	**1,132**	**44,005**	**63,131**

Tax provisions

Tax provisions include provisions for current income taxes, taxes arising from an external tax audit undertaken during the 2003/2004 financial year and provisions for miscellaneous taxes. Current income tax provisions are offset against corresponding income tax refund claims, provided that they relate to the same tax authority and are identical as far as their type and their due dates are concerned. Tax provisions for current income taxes mainly relate to corporate income tax (including the solidarity surcharge) and trade tax payable by HORNBACH-Baumarkt-AG.

Reference is made to Note 17 with regard to the deferred taxes capitalized under a special item.

Provisions have not been taken for potential back taxes of € 2.9m (2002/2003: € 7.7m) resulting from the tax audit in view of the fact that the company is likely to be able to refute them, if necessary by litigation.

Other provisions

Provisions for personnel expenses mainly relate to outstanding holiday entitlements, overtime, holiday pay, Christmas bonuses, employee bonuses, disabled persons levy and pension contributions.

Other provisions mainly relate to gas, water, electricity, year-end expenses, litigation expenses, insurance expenses and warranty expenses.

As in the previous year, all provisions have an outstanding term of less than one year.

(29) Contingent liabilities

The HORNBACH-Baumarkt-AG Group has issued guarantees in favor of affiliated companies amounting to € 0k (2002/2003: € 787k). In the previous year, a letter of comfort limited to the end of 2003 had been issued to a bank, in respect of which the maximum amount of any possible claim could not be quantified.

(30) Other financial obligations

2003/2004 Financial Year € million	Maturity Periods < 1 year	 1 to 5 years	 > 5 years	02 29 2004 Total
Purchase obligations for investments	22.8	–	–	22.8
Obligations under rental, leasehold, inheritable building and leasing contracts	84.0	326.8	614.6	1,025.4
Other financial obligations	1.0	–	–	1.0
	107.8	**326.8**	**614.6**	**1,049.2**

2002/2003 Financial Year € million	Maturity Periods < 1 year	 1 to 5 years	 > 5 years	02.28.2003 Total
Purchase obligations for investments	13.8	–	–	13.8
Obligations under rental, leasehold, inheritable building and leasing contracts	71.0	312.8	561.0	944.8
Other financial obligations	0.5	–	–	0.5
	85.3	**312.8**	**561.0**	**959.1**

Furthermore, there is a mutual offer right relating to a leasing contract for an Austrian DIY megastore with a garden center with a sales area of 11,825m².

The obligations resulting from rental, leasehold, inheritable building and leasing contracts relate exclusively to those rental contracts in which the companies of the HORNBACH-Baumarkt-AG Group do not constitute the economic owners of the rented assets pursuant to IFRS regulations (Operating Lease). Rental agreements mainly pertain to DIY megastores in Germany and at foreign locations. The terms of the rental agreements range from 15 to 20 years, together with a subsequent rental prolongation option. The respective agreements include rent adjustment clauses.

Future income from rental and leasing contracts is as follows:

2003/2004 Financial Year € 000s	Maturity Periods Short-term < 1 year	 Long-term 1-5 years	 > 5 years	02.29.2004 Total
Rental income				
Associated companies	0	0	0	0
Third parties	816	3,265	3,583	7,664
	816	**3,265**	**3,583**	**7,664**

2002/2003 Financial Year € 000s	Maturity Periods Short-term < 1 year	 Long-term 1-5 years	 > 5 years	02.28.2003 Total
Rental income				
Associated companies	678	2,712	3,390	6,780
Third parties	726	2,904	4,102	7,732
	1,404	**5,616**	**7,492**	**14,512**

The rental contracts relate to rented retail properties. In most cases, the rental contracts have a term of between 8 and 15 years.

(31) Legal disputes

HORNBACH-Baumarkt-AG does not anticipate that it or any of its group companies will be involved in current or foreseeable court or arbitration proceedings which could have a material effect on the economic situation of the Group. Moreover, appropriate provisions have been taken or appropriate insurance benefits are anticipated for any financial charges in connection with other legal or arbitration proceedings involving the group companies. Such charges are therefore not expected to have any significant impact on the financial position of the Group.

(32) Financial instruments

Financial instruments are financial transactions based on contracts which involve a claim to payment. In line with IAS 32 (Financial Instruments: Disclosure and Presentation), these include primary financial instruments on the one hand, such as trade accounts receivable and trade accounts payable, as well as financial claims and financial liabilities. On the other hand, they also include derivative financial instruments, such as options, forward exchange transactions, interest swaps and currency swaps.

Primary financial instruments

The volume of primary financial instruments can be seen in the balance sheet. In line with IAS 39 (Financial Instruments: Recognition and Measurement), asset-side financial instruments are stated at cost of acquisition or at current market values. Financial instruments which constitute liabilities are stated at their updated cost of acquisition. Shares in non-consolidated subsidiaries and shareholdings are also regarded as "financial assets available for sale", but they are generally valued at cost of acquisition in view of the fact that there is no active market for these companies and that their respective current market values cannot be reliably determined without disproportionate expense. Lower attributable values are stated in the event of there being indications to this effect.

Derivative financial instruments

Derivative financial instruments, such as forward exchange transactions, interest limitation agreements (caps) and interest swaps are used to hedge exchange rate and interest risks. Derivative financial instruments are initially stated at cost of acquisition and subsequently reported at their current market values. In line with our risk principles, no derivative financial instruments are held for trading purposes. The current market values of forward exchange transactions (including the underlying forward exchange transactions) and foreign currency options are determined on the reporting date on the basis of market conditions. The market value of interest swaps on the reporting date is determined by the financial institutions with which the swaps were concluded.

The following table provides an overview of the derivative financial transactions on the reporting date together with their nominal values.

At the same time, the values of opposing transactions, such as foreign exchange purchases or sales, are shown on a net basis. Nominal value totals are shown in the nominal value line without offsetting any opposing transactions.

Derivative Financial Instruments 2003/2004 Financial Year	Interest Limitation Agreements	Forward Exchange Transactions	Swaps	Total
Nominal value in € 000s	8,522	11,273	54,828	74,653
Market value in € 000s (before deferred taxes)	2	114	-3,198	-3,082

Derivative Financial Instruments 2002/2003 Financial Year	Interest Limitation Agreements	Forward Exchange Transactions	Swaps	Total
Nominal value in € 000s	11,362	14,034	56,106	81,502
Market value in € 000s (before deferred taxes)	4	362	-3,543	-3,177

The profits and losses resulting from the valuation at current market values are accounted for in the shareholders' equity to the extent that the restrictive requirements governing the recognition of an admissible hedge transaction apply for accounting purposes (Hedge Accounting). If this is not the case, such profits and losses are reported in the income statement.

Accounting for hedging transactions

Hedging transactions act as a safeguard against the interest and currency risks associated with an underlying transaction. The risk of variable interest payments is mainly hedged by means of swaps which convert the variable interest payment into a fixed interest payment. The currency risk of future transactions, such as the purchase of goods in the Far East using US dollars, is hedged by means of forward exchange transactions. Hedging transactions are mainly deployed for currency risks relating to future transactions which are expected within a period of one year. The market value of cash flow hedging transactions is shown in the balance sheet as an asset or liability and reported as an opposing item in the revenue reserves taking account of deferred taxes and only recorded as having an effect on earnings when the payment has actually materialized.

Risks of financial instruments

Currency risk

Currency risks, i.e. the potential reduction in value of a financial instrument on account of foreign exchange rate changes particularly apply wherever accounts receivable and accounts payable exist in a currency different from the local currency of the company or will exist in the normal course of business.

The company is exposed to foreign currency risks. These risks derive from the purchase of goods in the Far East using US dollars, with the corresponding sales mainly being denominated in European currencies. The company deploys forward exchange transactions to manage its foreign currency risks. The risks arising from operating activities are systematically recorded and analyzed. Decisions are taken on a regular basis as to the scope of hedging deals.

The current market value of forward exchange transactions, including underlying forward exchange transactions, amounted to € 114k on February 29, 2004 (2002/2003: € 362k). Of this amount, € 206k (2002/2003: € 499k) has been stated as other assets and € 92k (2002/2003: € 137k) as other liabilities.

Interest risk

At the end of the year, the Group was mainly financed by long-term fixed-interest euro loans amounting to € 277,901k (2002/2003: € 281,306k) and by long-term CZK loans amounting to € 36,638k (2002/2003: € 30,466k). The interest structure of the variable interest-bearing loans denominated in euros has been modified using derivative financial instruments. At the end of the 2003/2004 financial year, the Group had interest swaps amounting to € 54,828k (2002/2003: € 56,106k), with which a transformation from variable interest commitments to fixed interest commitments was achieved. The market value of the interest swaps amounted to € -3,198k on February 29, 2004 (€ -2,035k after deferred taxes) and to € -3,543k on March 1, 2003 (€ -3,034k after deferred taxes) and is reported under financial liabilities. The terms of the interest swaps are coordinated with the terms of the loans.

The current market values of the above-mentioned interest swaps which meet the requirements of IAS 39 with regard to hedge accounting amounted to € -2,398k on February 29, 2004 (€ -1,538k after deferred taxes). The current market value of the interest swaps as of February 28, 2003 had been € -2,512k (€ -1,612k after deferred taxes). The changes in the current market values are recorded under shareholders' equity.

The change in the market value of one interest swap not meeting the requirements of IAS 39 with regard to hedge accounting has been directly recorded in the income statement at € 230k (€ 143k after deferred taxes). In the previous year, market value changes amounting to € -437k (€ -371k after deferred tax) were recorded in the income statement.

Credit Risk

Credit risk involves the risk that a contractual party is unable to comply in part or in full with the obligations entered into upon the conclusion of a financial instrument. The credit risk of the Group is limited to the extent that financial assets and derivative financial instruments are concluded as far as possible with contractual parties of excellent credit standing. Moreover, transactions with individual contractual partners are subject to a maximum limit. The maximum credit risk is equivalent to the book value of the financial assets.

(33) Share Option Plans

1997 Share Option Plan

As part of a share option plan for its employees, the company issued convertible bonds (then denominated in DM) in the 1997/1998 financial year with the following conditions:

Term:	10 years (July 1, 1997 to June 30, 2007)
Interest:	5.6% p.a.

The convertible bonds entitle their holders to acquire shares in HORNBACH-Baumarkt-AG at a ratio of 1:1 (DM 2,500.00 convertible bonds in 500 shares with a face value of DM 5.00) by making a payment of DM 52.40 (€ 26.79) per share. The conversion price therefore amounts to DM 57.40 (€ 29.35).

Exercise hurdle:	The cash price of the share must be at least 20% higher than the conversion price (base price) on the day before the conversion is executed , i.e. DM 68.88 (€ 35.22).
Disposition restriction:	The convertible bond and the resultant right are restricted to the person entitled to make the subscription and therefore may not be transferred, encumbered or pledged.
Conversion date:	Two fixed conversion periods of 3 weeks each are envisaged for each calendar year for exercising the conversion right. These periods commence on the third banking day after the annual general meeting and on the third banking day after the publication of the nine-month report (mid-December).

The beneficiaries of the share option plan were permitted to subscribe for nominal amounts of DM 2,500, DM 5,000 or DM 7,500 of the convertible bonds.

The following conditions of conversion also apply:

Latest exercise date:	14 days before the end of the term
Holding period of the shares:	None
Lapse of the conversion right:	Upon termination of employment contract, three years after retirement, three years after the death of the beneficiary. The convertible bonds are due for repayment when the conversion right lapses.

Subscription rights to 73,500 shares may still be acquired from the convertible bonds issued in the 1997/1998 financial year within the scope of the share option plan for employees.

As in the previous year, no bonds were converted into shares during the 2003/2004 financial year. An amount of € 9k (2002/2003: € 5k) was repaid to employees who had left the company.

1999 Share Option Plan

The annual general meeting of HORNBACH-Baumarkt-AG held on August 26, 1999 established a share option plan with the following principal features:

Subscription beneficiaries:

A maximum of 1,500,000 subscription rights may be issued during the four-year term of the share option plan. Within this total, the following maximum allocations apply to the following groups:

		Number of Rights
Group 1:	Members of the Board of Management of HORNBACH-Baumarkt-AG	128,000
Group 2:	Members of managerial tiers below the Board of Management	1,100,000
Group 3:	Managing Directors of domestic and foreign subsidiaries	52,000
Group 4:	Members of managerial tiers below the Managing Directors at domestic and foreign subsidiaries	220,000
		1,500,000

Tranches and acquisition periods:

Four annual tranches are issued during the respective term. These are issued within two months of the announcement of the company earnings for the third quarter of the financial year. The issue date for the tranches is therefore the date of the corresponding resolution on the issue by the Board of Management or the Supervisory Board.

Qualifying period and exercise period:

The qualifying period amounts to two years following the issue of each tranche. After two years, a maximum of 20% and an additional maximum of 20% each year thereafter up to the end of the sixth year may be exercised. The exercise period ends seven years after the issue of the final tranche.

Subscription price:

The subscription price is based on the average closing rate of the share in trading on the Frankfurt Stock Exchange during the ten trading days prior to the issue date of the subscription right.

Exercise hurdle and exercise window:
For the subscription rights to be exercised, the exercise hurdle has to be achieved within a period of six weeks prior to the exercise date which, in the case of a share price in floor trading, is equivalent to the price which exceeds the subscription price by at least 30%.

Furthermore, subscription rights may only be exercised within the month following publication of the quarterly results or the preliminary sales and earnings figures for the previous financial year ("Exercise Window"), whereby restrictions based on legal regulations have to be observed, particularly those contained in the Securities Trading Act (WpHG).

Non-transferability and employment relationship:
The subscription rights are not transferable and may not be exercised by third parties, but may be inherited by the wife, husband or children of the subscription beneficiary. A non-terminated contract of employment is basically required in the exercise period in order to be able to exercise subscription rights. Permission may be granted to exercise subscription rights in the year after the termination or rescission of the employment relationship.

The following subscription rights were issued to 461 subscription beneficiaries in the 2002/2003 financial year:

	Number of Rights
To members of Group 1	22,500
To members of Group 2	267,400
To members of Group 3	12,000
To members of Group 4	0
	301,900

The inclusion of subscription beneficiaries who have left the company results in the following total number of subscription rights issued to date:

	Number of Rights
To members of Group 1	85,500
To members of Group 2	843,800
To members of Group 3	40,000
To members of Group 4	183,800
	1,153,100

The arithmetical value per share option amounts to € 3.89 for the options issued during the 2002/2003 financial year. This calculation is based on computing models for determining option prices for freely tradable European options (OTC options). The option price calculation includes an appropriate discount for the exercise hurdle and the exercise window.

(34) Relationships with closely related companies and persons

In addition to the subsidiaries included in the consolidated financial statements, HORNBACH-Baumarkt-AG has direct or indirect relationships with non-consolidated companies when exercising its normal trading activities. These include the parent company HORNBACH HOLDING AG and its direct and indirect subsidiaries.

The affiliated companies are as follows:

HORNBACH Familientreuhandgesellschaft mbH

Parent company
HORNBACH HOLDING AG

Associate companies
HORNBACH Immobilien AG

HORNBACH Baustoff Union GmbH

Subsidiaries and sub-subsidiaries of associate companies
Decorama HORNBACH Fliesentechnik GmbH
Union Bauzentrum HORNBACH (Bornheim) GmbH
HORNBACH Mietservice GmbH
Union Bauzentrum Becker GmbH
Becker Baubedarf GmbH
Ruhland-Kallenborn & Co. mbH
Ruhland-Kallenborn Grundstücksverwaltungsgesellschaft mbH
Etablissements Camille Holtz et Cie S.A., Phalsbourg/France
Robert Röhlinger GmbH
Robert Röhlinger Bauwerk GmbH
HIAG Immobilien Alpha GmbH
HIAG Immobilien Beta GmbH
HIAG Immobilien Gamma GmbH
HIAG Immobilien Delta GmbH
HIAG Immobilien Zeta GmbH
HIAG Immobilien Jota GmbH
HIAG Fastigheter i Malmö AB
HIAG Fastigheter i Göteborg AB
HIAG Fastigheter i Norrköping AB
HIAG Fastigheter i Helsingborg AB
HIAG Fastigheter i Stockholm AB
HIAG Fastigheter i Göteborg Syd AB
HY Immobilien Ypsilon GmbH
HN Immobilien Ny GmbH
HX Immobilien Xi GmbH
HO Immobilien Omega GmbH
HR Immobilien Rho GmbH
HC Immobilien Chi GmbH
HM Immobilien My GmbH
HORNBACH Real Estate Nederland B.V.
HORNBACH Immobilien H.K. s.r.o.
HORNBACH Immobilien SK-BW s.r.o.
Reiterer Immobilien GmbH
Sulfat GmbH & Co Objekt Bamberg KG
Sulfat GmbH & Co Objekt Düren KG
Sulfat GmbH & Co Objekt Saarbrücken KG

The following principal transactions were executed with the aforesaid affiliated companies:

	2003/2004 € 000s	2002/2003 € 000s
Rent and ancillary costs for rented DIY megastores with garden centers	37,603	36,234
Interest charges for group financing	925	1,313
Allocations received for administration expenses	1,784	235
Deliveries and services to HORNBACH HOLDING AG and its subsidiaries	1,655	1,838
	41,967	**39,620**

At February 29, 2004, there were receivables amounting to € 813k (2002/2003: € 1,374k) due from and payables amounting to € 72,580k (2002/2003: € 44,248k) due to HORNBACH HOLDING AG and its subsidiaries.

All transactions are undertaken at normal market prices and with customary delivery conditions.

The Supervisory Board members and former longstanding members of the Board of Management, Messrs. Albert Hornbach and Otmar Hornbach, are continuing to put their extensive experience at the disposal of the company within the framework of a consulting contract. Their advisory services are remunerated by means of a symbolic amount of one euro each per month.

Otmar Hornbach acquired a reserve company no longer required by the Group for the purposes of private asset management at the value of its accounting equity on the date of transfer. There were no hidden reserves at the company.

(35) Events subsequent to the reporting date

The Supervisory Board will pass resolution on the approval of the consolidated financial statements for publication at its meeting on June 22, 2004.

(36) Supervisory Board and Board of Management

The following persons were **members of the Board of Management** in the 2003/2004 financial year:

Steffen Hornbach, Graduate in Engineering — Chairman

Dr. Bernd Lübcke, Graduate in Mathematics

Roland Pelka, Graduate in Business Administration

Bernd Rob, Graduate in Business Administration

Manfred Valder, Businessman

The total remuneration paid to the Board of Management of HORNBACH-Baumarkt-AG for assuming their duties and responsibilities for the Group amounted to € 1,809k in the 2003/2004 financial year (2002/2003 : € 1,760k). Of the aforesaid amount, € 954k (2002/2003: € 1,043k) related to fixed remuneration and € 855k (2002/2003: € 717k) to performance-related components. The members of the Board of Management owned a total of 21,362 shares in HORNBACH-Baumarkt-AG at the reporting date on February 29, 2004 (2002/2003: 15,302).

The following persons were **members of the Supervisory Board** in the 2003/2004 financial year:

Gerhard Wolf — Chairman
Graduate in Business Administration, Worms

Dr. Wolfgang Rupf — Additional Deputy Chairman
Director
AKV Altkönig Verwaltungs GmbH
Königstein

Albert Wilhelm Hornbach
Director
HORNBACH Familientreuhand GmbH
Annweiler am Trifels

Albrecht Hornbach
Chairman of the Board of Management
HORNBACH HOLDING AG
Neustadt an der Weinstrasse

Otmar Hornbach
Director
HORNBACH Familientreuhand GmbH
Annweiler am Trifels

William John Whiting
Company Director
Kingfisher plc, London

The following individuals acted as employee representatives:

Rudolf Helfer Senior Specialist for Occupational Safety	Senior Deputy Chairman for salaried employees
Kerstin Heidtke Sales Assistant, Saarbrücken Store	since August 28, 2003 for salaried employees
Johann Krämer Caretaker, Bornheim	until August 28, 2003 for wage earners
Johann Liebl Assistant Store Manager, Passau Store	until August 28, 2003 for the trade unions
Christian Lilie District Manager, Southern Region	for managerial employees
Johannes Otto Assistant Store Manager, Mannheim-Neckarau Store	for the trade unions
Ralf Puley Assistant Store Manager, Wuppertal Store	for salaried employees
Dirk Reimers Trade Union Secretary ver.di, Mainz	since August 28, 2003 for the trade unions

The remuneration of the members of the Supervisory Board amounted to € 162k in the 2003/2004 financial year (2002/2003: € 160k). This included € 93k (2002/2003 : € 91k) in the form of fixed remuneration and € 69k (2002/2003 : € 69k) in the form of performance-related components. The members of the Supervisory Board held 147,441 shares in HORNBACH-Baumarkt-AG on the reporting date (2002/2003: 58,630 shares).

The previous term in office of all members of the Supervisory Board expired upon conclusion of the annual general meeting on August 28, 2003. The shareholder representative members of the Supervisory Board were re-elected without exception by the annual general meeting. The election of employee representatives to the Supervisory Board was held on June 26, 2003. The new employee representatives also assumed office upon conclusion of the annual general meeting on August 28, 2003.

The current term in office of all members of the Supervisory Board expires upon conclusion of the annual general meeting releasing them from responsibility for the 2007/2008 financial year.

Mandates in supervisory boards and other control bodies

(Disclosures pursuant to Section 285 Number 10 of the German Commercial Code - HGB)

Members of the Supervisory Board of HORNBACH-Baumarkt-AG

a) Membership of legally prescribed supervisory boards
b) Membership of comparable control bodies

Albert Wilhelm Hornbach
a) HORNBACH Immobilien AG (Deputy Chairman)
HORNBACH HOLDING AG
WASGAU Produktions & Handels AG

Otmar Hornbach
a) HORNBACH Immobilien AG (Chairman)
HORNBACH HOLDING AG
WASGAU Produktions & Handels AG

Dr. Wolfgang Rupf
a) HORNBACH HOLDING AG (Deputy Chairman)
GC Corporate Finance AG
PEIKER acustic GmbH & Co. KG
b) PEB Capital B.V.*

William John Whiting
b) B&Q Taiwan*
B&Q International Co., LTD.*
B&Q Ireland Limited*
Koçtas Yapi Marketleri Ticaret A.S.*
Pescador S.A.R.L.*

Gerhard Wolf
a) HORNBACH HOLDING AG (Chairman)
K+S Aktiengesellschaft (Chairman)
Kali und Salz GmbH (Chairman)

* not relevant for determining the maximum number of supervisory board mandates pursuant to Section 100 (2) No. 1 of Stock Corporation Law (AktG)

Members of the Board of Management of HORNBACH-Baumarkt-AG

a) Membership of legally prescribed supervisory boards
b) Membership of comparable control bodies

Roland Pelka
a) WASGAU Produktions & Handels AG

Manfred Valder
a) HORNBACH Immobilien AG

Bornheim, May 11, 2004

HORNBACH-Baumarkt-Aktiengesellschaft
The Board of Management

Steffen Hornbach | Dr. Bernd Lübcke | Roland Pelka

Bernd Rob | Manfred Valder

Auditor's Report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements compiled by HORNBACH-Baumarkt-AG, Bornheim bei Landau/ Pfalz, for the business year from March 1, 2003 to February 29, 2004. The preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on the basis of random samples within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the group management report prepared by the Company's management for the business year from March 1, 2003 to February 29, 2004, has not led to any reservations.

In our opinion, the group management report provides a suitable overall representation of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from March 1, 2003 to February 29, 2004 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Frankfurt am Main, May 11, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Laubach
Wirtschaftsprüfer

Kleinbeck
Wirtschaftsprüferin

HORNBACH DIY MEGASTORES IN GERMANY

Baden-Württemberg	144,825 m²
Binzen	10,382 m²
Esslingen	10,478 m²
Göppingen	7,467 m²
Heidelberg	3,954 m²
Karlsruhe	7,727 m²
Karlsruhe-Hagsfeld	14,193 m²
Ludwigsburg	11,270 m²
Mannheim-Käfertal	3,999 m²
Mannheim-Neckarau	7,161 m²
Mosbach	3,351 m²
Pforzheim	10,378 m²
Remseck/Stuttgart	10,007 m²
Rottweil	5,831 m²
Schwetzingen 1)	10,356 m²
Sindelfingen 1)	12,070 m²
Sinsheim	4,063 m²
Tübingen	12,138 m²

Bavaria	97,203 m²
Altötting	7,118 m²
Bamberg	11,029 m²
Erlangen	9,768 m²
Fürth 4)	16,424 m²
Ingolstadt	5,522 m²
Kempten	9,607 m²
Neu-Ulm	7,567 m²
Nuremberg, Further Strasse 3)	6,307 m²
Nuremberg, Münchener Strasse	5,485 m²
Passau	7,516 m²
Straubing	10,860 m²

Berlin	47,676 m²
Berlin-Bohnsdorf	11,657 m²
Berlin-Marzahn	12,647 m²
Berlin-Tempelhof 1)	12,506 m²
Berlin-Weissensee 1)	10,866 m²

Brandenburg	48,657 m²
Ludwigsfelde/Berlin	12,579 m²
Marquardt/Potsdam	11,476 m²
Velten/Berlin	11,831 m²
Vogelsdorf/Berlin	12,771 m²

Bremen	33,585 m²
Bremen	11,077 m²
Bremen, Weserpark	11,444 m²
Bremerhaven	11,064 m²

Hessen	47,823 m²
Darmstadt	8,082 m²
Frankfurt am Main	10,401 m²
Hanau	4,953 m²
Kassel/Lohfelden	7,315 m²
Mainz-Kastel	3,920 m²
Wiesbaden	13,152 m²

Niedersachsen	104,266 m²
Altwarmbüchen/Hanover	11,030 m²
Braunschweig 3)	6,481 m²
Braunschweig 4)	16,448 m²
Garbsen/Hanover	10,618 m²
Hanover-Linden	11,336 m²
Oldenburg	11,584 m²
Osnabrück	14,667 m²
Wilhelmshaven	10,590 m²
Wolfsburg	11,512 m²

Nordrhein-Westfalen	186,302 m²
Bielefeld	7,203 m²
Datteln 1)	12,758 m²
Dortmund	14,102 m²
Duisburg	11,254 m²
Essen	11,461 m²
Gelsenkirchen	12,559 m²
Gütersloh	6,310 m²
Herne	12,967 m²
Krefeld	10,868 m²
Mönchengladbach	7,677 m²
Mönchengladbach, Reststrauch	9,091 m²
Moers	8,654 m²
Münster	11,426 m²
Niederzier/Düren	11,334 m²
Paderborn	8,641 m²
Wuppertal	9,997 m²

Rheinland-Pfalz	73,483 m²
Bornheim	12,265 m²
Kaiserslautern	7,442 m²
Koblenz	6,897 m²
Ludwigshafen-Oggersheim	12,627 m²
Mainz-Bretzenheim	8,054 m²
Pirmasens	9,827 m²
Trier	7,137 m²
Worms	9,234 m²

Saarland	6,009 m²
Saarbrücken	6,009 m²

Saxony	58,861 m²
Chemnitz	9,888 m²
Dresden-Kaditz	12,187 m²
Dresden-Prohlis	13,171 m²
Görlitz	12,103 m²
Leipzig	11,512 m²

Sachsen-Anhalt	11,565 m²
Magdeburg	11,565 m²

Thüringen	12,532 m²
Jena	12,532 m²

1) opened during the 2003/2004 financial year
2) opened during the current financial year (2004/2005)
3) to be closed during the current financial year (2004/2005)
4) Stores under construction

Weighted sales areas based on the calculation guidelines issued by the Federal Association of German Home Improvement, DIY and Garden Stores (BHB), Cologne

Status: June 2004

Have a look at our homepage!

WWW.HORNBACH.COM



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HORNBACH
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Lasset die Spiele beginnen!
Sie kommen. Die HORNBACH Sommerspiele. Das Game. Im Juni geht's los!
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Suchen. Finden. Runterladen: Hier gibt's Handy-Logos, Klingeltöne, Spots und noch mehr Desktop-Motive. Was will das Fan-Herz mehr?
Will ich haben!
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Liebe Dein Zuhause. Dann liebt es Dich auch.
HORNBACH ProjektWelt
Lassen Sie nichts durchgehen!
Ob bei der Renovierung oder beim Neubau - erst eine gut gedämmte Außenfassade sorgt für ein gesundes Raumklima, Einsparungen beim Energieverbrauch und hat noch viele weitere Vorteile. Das Gute dabei ist, daß Sie die Fassadendämmung mit dem Wärmedämmverbund-System selbst durchführen können!
Klicken und loslegen!
Liebe Dein Zuhause!
Das Leben ist zu kurz, um ein Projekt auszulassen! Entdecken Sie, wozu Gott Ihren Körper mit Händen, Muskeln und Schweißdrüsen ausgestattet hat. Wir zeigen wie es geht.
Klicken! Loslegen!


Gothenburg
Copenhagen
Hamburg
Wolfsburg
Braunschweig
Braunschweig
Magdeburg
Berlin-Marzahn
Berlin-Velten
Berlin-Weißensee
Berlin-Potsdam
Berlin
Berlin-Vogelsdorf
Berlin-Ludwigsfelde
Berlin-Schönefeld
Berlin-Mariendorf
Warsaw
Leipzig
Görlitz
Dresden II
Dresden I
Chemnitz
Jena
Bamberg
Prague-Cherny Most
Prague-Repy
Prague
Erlangen
Nuremberg-I
Nuremberg-II
Nuremberg
Ostrava
Brno
Ingolstadt
Straubing
Passau
Krems
Munich
Altötting
Vienna/Gerasdorf
Bratislava
Vienna/Stadlau
Linz/Ansfelden
Vienna/Brunn a.G.
Vienna
Bratislava
Wels
St. Pölten
Vienna/Bad Fischau
Innsbruck
Leoben
Graz
Budapest

HORNBACH DIY MEGASTORES IN OTHER EUROPEAN COUNTRIES

HORNBACH Luxembourg	12,087 m²
Bertrange	12,087 m²

HORNBACH Netherlands	93,851 m²
Geleen Garden center	6,150 m²
Groningen	12,074 m²
Kerkrade	11,782 m²
Nieuwegein [1)]	11,300 m²
Nieuwerkerk Garden center	7,500 m²
Rotterdam [4)]	11,464 m²
Tilburg	9,579 m²
Wateringen	10,746 m²
Zaandam	13,256 m²

HORNBACH Austria	130,938 m²
Ansfelden/Linz	11,825 m²
Bad Fischau/Wiener Neustadt	11,547 m²
Brunn am Gebirge/Vienna	10,897 m²
Gerasdorf/Vienna	11,633 m²
Hohenems	11,029 m²
Krems	12,780 m²
Leoben [1)]	13,180 m²
Seiersberg/Graz	12,613 m²
St. Pölten	12,225 m²
Wels	12,126 m²
Vienna-Stadlau	11,083 m²

HORNBACH Switzerland	35,141 m²
Etoy/Lausanne	11,402 m²
Littau/Lucerne	11,232 m²
Villeneuve [4)]	12,507 m²

HORNBACH Sweden	14,155 m²
Gothenburg [1)]	14,155 m²

HORNBACH Slovakia	15,796 m²
Bratislava [4)]	15,796 m²

HORNBACH Czech Republic	48,593 m²
Brno	11,824 m²
Ostrava	10,549 m²
Prague-Cerny Most	13,026 m²
Prague-Repy	13,194 m²

Existing megastores

Megastores under construction



Bremerhaven
Wilhelmshaven
Groningen
Oldenburg
Bremen I
Bremen II
Zaandam
Amsterdam
Wateringen
Nieuwegein
Nieuwerkerk
Rotterdam/Ablasserdam
Tilburg
Osnabrück
Hannover-Linden
Münster
Bielefeld
Geleen
Gelsenkirchen
Datteln
Gütersloh
Moers
Duisburg
Essen
Herne
Dortmund
Paderborn
Kerkrade
Krefeld
Wuppertal
Kassel
Brussels
Mönchengladbach I
Mönchengladbach II
Cologne
Düren
Koblenz
Frankfurt
Hanau
Wiesbaden MZ-Kastel
Wiesbaden
Frankfurt
Luxembourg
Trier
Luxembourg
MZ Bretzenheim
Darmstadt
Worms
Neunkirchen
K'lautern
Ludwigshafen-Ogg.
MA-Käfertal
Saarbrücken
MA-Neckarau
Mosbach
Germersheim
Heidelberg
Pirmasens
Bornheim
Schwetzingen
Sinsheim
KA-Hagsfeld
Ludwigsburg
Karlsruhe
Pforzheim
Stuttgart-Remseck
Stuttgart
Göppingen
Sindelfingen
Esslingen
Tübingen
Neu-Ulm
Rottweil
Binzen
Littau
Hohenems
Berne
Lausanne/Etoy
Villeneuve

Es gibt immer was zu tun!



HORNBACH-Baumarkt-Aktiengesellschaft
D-76878 Bornheim bei Landau/Pfalz
Germany
Telephone (+49) 63 48 60 00
Telefax (+49) 63 48 60 40 00
Internet http://www.hornbach.com
E-mail info@hornbach.com

Investor Relations
Telephone (+49) 63 48 60 23 20
E-mail invest@hornbach.com

Realisation: www.colours.de

HORNBACH

Es gibt immer was zu tun.